Exhibit 99.1

To Shareholders

Notice of the 49th Ordinary General Meeting of Shareholders

We hereby notify you that the 49th Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).

1. Date: March 10, 2017, 10:00 am

2. Place: POSCO Center, Teheran-ro 440, Gangnam-gu, Seoul, 135-777, Korea

3. Agenda

Agenda 1: Approval of the 49th FY Financial Statements

[Description of the Proposal]

Pursuant to Article 449 of the Korean Commercial Act and Article 53 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve the 49th Fiscal Year Financial Statements.

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The Audit report from external auditor of 49th FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO website (http://www.posco.com) on March 3, 2017.

Appendix 1

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2016 and 2015

This report is effective as of February 27, 2017 the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of this report should understand that the report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(in millions of Won)	Notes	December 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	4,5,23	~~W~~	2,447,619	4,870,185
Trade accounts and notes receivable, net	6,17,23,29,37		9,786,927	9,595,935
Other receivables, net	7,23		1,539,742	1,679,879
Other short-term financial assets	8,23,37		5,224,911	3,910,387
Inventories	9		9,051,721	8,225,205
Current income tax assets	35		46,473	33,765
Assets held for sale	10		311,958	57,281
Other current assets	16		894,484	808,252

Total current assets			29,303,835	29,180,889

Long-term trade accounts and notes receivable, net	6,23		51,124	120,338
Other receivables, net	7,23		762,912	863,258
Other long-term financial assets	8,23		2,657,692	2,341,460
Investments in associates and joint ventures	11		3,882,389	3,945,333
Investment property, net	13		1,117,720	1,084,292
Property, plant and equipment, net	14		33,770,339	34,522,855
Intangible assets, net	15		6,088,729	6,405,754
Defined benefit assets, net	21		83,702	—
Deferred tax assets	35		1,476,873	1,315,580
Other non-current assets	16		567,680	629,000

Total non-current assets			50,459,160	51,227,870

Total assets		~~W~~	79,762,995	80,408,759

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(in millions of Won)	Notes	December 31, 2016		December 31, 2015
Liabilities
Trade accounts and notes payable	23,37	~~W~~	4,073,286	3,125,348
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,194,807	12,371,032
Other payables	18,23		1,851,659	2,129,093
Other short-term financial liabilities	19,23,37		149,748	202,117
Current income tax liabilities	35		446,071	377,962
Liabilities of disposal group held for sale	10		—	34,202
Provisions	20		114,865	102,320
Other current liabilities	22,29		2,084,961	1,788,852

Total current liabilities			18,915,397	20,130,926

Long-term trade accounts and notes payable	23,37		44,512	11,098
Long-term borrowings, excluding current installments	4,17,23		12,510,191	12,849,199
Other payables	18,23		208,559	134,470
Other long-term financial liabilities	19,23		81,309	54,696
Defined benefit liabilities, net	21		123,604	182,025
Deferred tax liabilities	35		1,642,939	1,676,658
Long-term provisions	20		337,739	221,692
Other non-current liabilities	22		60,351	77,773

Total non-current liabilities			15,009,204	15,207,611

Total liabilities			33,924,601	35,338,537

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,397,791	1,383,623
Hybrid bonds	25		996,919	996,919
Reserves	26		(143,985)	(594,756)
Treasury shares	27		(1,533,468)	(1,533,898)
Retained earnings			41,173,778	40,501,059

Equity attributable to owners of the controlling company			42,373,438	41,235,350
Non-controlling interests	25		3,464,956	3,834,872

Total equity			45,838,394	45,070,222

Total liabilities and equity		~~W~~	79,762,995	80,408,759

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income (loss)

For the years ended December 31, 2016 and 2015

(in millions of Won, except per share information)	Notes	2016		2015
Revenue	28,29,37	~~W~~	53,083,513	58,192,345
Cost of sales	29,31,34,37		(46,393,962)	(51,658,098)

Gross profit			6,689,551	6,534,247
Selling and administrative expenses	30,34
Administrative expenses	31		(2,291,540)	(2,395,248)
Selling expenses			(1,553,686)	(1,728,956)

Operating profit			2,844,325	2,410,043
Share of loss of equity-accounted investees, net	11		(88,677)	(506,054)
Finance income and costs	23,32
Finance income			2,231,980	2,557,073
Finance costs			(3,014,190)	(3,387,054)
Other non-operating income and expenses	33,37
Other non-operating income			215,136	549,048
Other non-operating expenses	34		(755,720)	(1,442,298)

Profit before income tax			1,432,854	180,758
Income tax expense	35		(384,685)	(276,939)

Profit (loss)			1,048,169	(96,181)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	21		20,540	41,954
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees	23		134,590	(82,509)
Net changes in the unrealized fair value of available-for-sale investments			310,608	(187,854)
Foreign currency translation differences			(11,491)	66,280

Other comprehensive loss, net of tax			454,247	(162,129)

Total comprehensive income (loss)		~~W~~	1,502,416	(258,310)

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	1,363,310	180,647
Non-controlling interests			(315,141)	(276,828)

Profit (loss)		~~W~~	1,048,169	(96,181)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	1,822,533	33,017
Non-controlling interests			(320,117)	(291,327)

Total comprehensive income (loss)		~~W~~	1,502,416	(258,310)

Basic and diluted earnings per share (in Won)	36		16,627	1,845

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Sub total	interests
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	180,647	180,647	(276,828)	(96,181)
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	38,771	38,771	3,183	41,954
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(81,418)	—	—	(81,418)	(1,091)	(82,509)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(183,077)	—	—	(183,077)	(4,777)	(187,854)
Foreign currency translation differences, net of tax		—	—	—	78,094	—	—	78,094	(11,814)	66,280

Total comprehensive income (loss)		—	—	—	(186,401)	—	219,418	33,017	(291,327)	(258,310)

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(311,548)	(311,548)
Changes in ownership interests in subsidiaries		—	301,029	—	—	—	—	301,029	857,244	1,158,273
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)	(24,187)	(67,761)
Disposal of treasury shares		—	(35)	—	—	559	—	524	—	524
Others		—	(1,089)	—	418	—	(2,398)	(3,069)	804	(2,265)

Total transactions with owners of the controlling company		—	299,905	—	418	559	(685,917)	(385,035)	422,203	37,168

Balance as of December 31, 2015	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2016 and 2015

	Attributable to owners of the controlling company								Non-	Total
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Sub total	interests
Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222
Comprehensive income (loss) :
Profit (loss)		—	—	—	—	—	1,363,310	1,363,310	(315,141)	1,048,169
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	9,787	9,787	10,753	20,540
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	124,626	—	—	124,626	9,964	134,590
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	314,428	—	—	314,428	(3,820)	310,608
Foreign currency translation differences, net of tax		—	—	—	10,382	—	—	10,382	(21,873)	(11,491)

Total comprehensive income (loss)		—	—	—	449,436	—	1,373,097	1,822,533	(320,117)	1,502,416

Transactions with owners of the controlling company, Recognized directly in equity :
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Interim dividends		—	—	—	—	—	(179,992)	(179,992)	—	(179,992)
Changes in subsidiaries		—	—	—	—	—	—	—	49,250	49,250
Changes in ownership interests in subsidiaries		—	8,650	—	—	—	—	8,650	(16,544)	(7,894)
Interest of hybrid bonds		—	—	—	—	—	(43,833)	(43,833)	(24,253)	(68,086)
Disposal of treasury shares		—	32	—	—	430	—	462	—	462
Others		—	5,486	—	1,335	—	3,421	10,242	(7,919)	2,323

Total transactions with owners of the controlling company		—	14,168	—	1,335	430	(700,378)	(684,445)	(49,799)	(734,244)

Balance as of December 31, 2016	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(in millions of Won)	Notes	2016		2015
Cash flows from operating activities
Profit (loss)		~~W~~	1,048,169	(96,181)
Adjustments for:
Depreciation			2,835,843	2,836,663
Amortization			378,004	381,583
Finance income			(882,905)	(1,165,340)
Finance costs			1,501,953	1,852,862
Income tax expense			384,685	276,939
Impairment loss on property, plant and equipment			196,882	136,269
Gain on disposal of property, plant and equipment			(23,826)	(22,730)
Loss on disposal of property, plant and equipment			86,622	101,732
Impairment loss on intangible assets			127,875	161,412
Share of loss of equity-accounted investees			88,677	506,054
Impairment loss on assets held for sale			24,890	133,547
Gain on disposal of assets held for sale			(23,112)	(227,956)
Loss on disposal of assets held for sale			254	190,357
Costs for defined benefit plans			333,139	245,402
Bad debt expenses			202,718	337,235
Loss on valuation of inventories			152,249	152,952
Contribution to provisions			189,914	86,903
Others, net			7,072	(21,643)

			5,580,934	5,962,241

Changes in operating assets and liabilities	39		(425,815)	2,754,039
Interest received			206,839	198,193
Interest paid			(691,264)	(831,566)
Dividends received			152,559	237,715
Income taxes paid			(602,004)	(622,612)

Net cash provided by operating activities		~~W~~	5,269,418	7,601,829

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(in millions of Won)	Notes	2016		2015
Cash flows from investing activities	40
Acquisitions of short-term financial instruments		~~W~~	(18,578,809)	(13,037,990)
Proceeds from disposal of short-term financial instruments			17,177,409	10,595,379
Increase in loans			(603,332)	(295,689)
Collection of loans			557,064	308,906
Acquisitions of available-for-sale investments			(328,151)	(87,824)
Proceeds from disposal of available-for-sale investments			280,066	308,161
Acquisitions of investment in associates and joint ventures			(173,769)	(77,155)
Proceeds from disposal of investment in associates and joint ventures			7,914	11,813
Acquisitions of investment property			(45,735)	(61,478)
Proceeds from disposal of investment property			11,624	1,120
Acquisitions of property, plant and equipment			(2,324,112)	(2,560,244)
Proceeds from disposal of property, plant and equipment			44,330	59,031
Acquisitions of intangible assets			(138,181)	(289,148)
Proceeds from disposal of intangible assets			8,672	12,832
Proceeds from disposal of assets held for sale			305,813	127,133
Cash paid in acquisition of business, net of cash acquired			4,503	—
Cash received from disposal of business, net of cash transferred			21,223	469,576
Others, net			18,844	(19,099)

Net cash used in investing activities			(3,754,627)	(4,534,676)

Cash flows from financing activities	40
Proceeds from borrowings			1,988,665	1,779,097
Repayment of borrowings			(4,274,895)	(3,509,970)
Repayment of short-term borrowings, net			(885,861)	(846,230)
Capital contribution from non-controlling interest and proceeds from disposal of subsidiaries while maintaining control			24,704	1,260,053
Payment of cash dividends			(708,970)	(822,570)
Payment of interest of hybrid bonds			(68,097)	(67,725)
Others, net			(26,513)	(34,256)

Net cash used in financing activities			(3,950,967)	(2,241,601)

Effect of exchange rate fluctuation on cash held			12,611	23,496

Net increase (decrease) in cash and cash equivalents			(2,423,565)	849,048
Cash and cash equivalents at beginning of the period	5		4,871,184	4,022,136

Cash and cash equivalents at end of the period	5	~~W~~	2,447,619	4,871,184

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2016 and 2015

1.	General Information

General information about POSCO, its 38 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION., LTD., 160 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 102 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange on June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of December 31, 2016, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,482,959	10.88
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.	2,236,618	2.57
KB Financial Group Inc. and subsidiaries(*2)	2,091,553	2.40
Saudi Arabian Monetary Authority	2,071,515	2.38
Others	68,409,478	78.45

	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2016, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2016 and 2015 are as follows:

	Principal operations	Ownership (%)
		December 31, 2016			December 31, 2015
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO Processing & Service	Steel sales and trading	93.95	0.45	94.40	96.01	—	96.01	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	57.25	11.05	68.30	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	—	—	—	—	74.56	74.56	Cheonan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	—	—	—	64.00	64.00	Jeju
POSCO NIPPON STEEL RHF JOINT VENTURE. CO.,Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
IT Engineering CO. Ltd	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO.,Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Incheon
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Green Gas Technology Co., Ltd	Gas production and sales	—	—	—	100.00	—	100.00	Gwangyang
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSPOWER Co., Ltd.	Other generation	—	100.00	100.00	—	100.00	100.00	Samcheok
Songdo Posco Family housing	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
POCA STEM Co., Ltd	Stem cell medicine development	—	100.00	100.00	—	—	—	Seoul
Posco e&c Songdo International Building	Non-residental building rental	—	100.00	100.00	—	—	—	Seoul
POSCO ES MATERIALS CO., Ltd.	Secondary and storage battery manufacturing	75.32	—	75.32	—	—	—	Gumi
POSCO AST	Steel manufacturing and sales	—	—	—	—	100.00	100.00	Ansan
POSHIMETAL Co., Ltd.	Ferromanganese manufacturing and sales	—	—	—	100.00	—	100.00	Gwangyang
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	70.99	70.99	—	70.99	70.99	Seoul
Steel Processing and Fabricating Center Co.,LTD	Steel manufacturing	—	—	—	—	84.89	84.89	Gwangyang
BLUE O&M Co.,Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co,. Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Trading, energy & resource development and others	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	—	—	—	16.70	63.30	80.00	Seongnam
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Coated Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD (formerly, POSCO-JEPC Co., Ltd.)	Steel manufacturing	—	86.12	86.12	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	87.07	4.98	92.05	87.07	4.98	92.05	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO Suzhou Processing Center Co.,Ltd.	Steel manufacturing	30.00	70.00	100.00	30.00	70.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	United Arab Emirates
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Chemical plant	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO VNPC(Vietnam HANOI Processing Center) Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO-AAPC	Steel manufacturing	—	97.80	97.80	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., Ltd	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction —UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.60	51.60	—	51.60	51.60	China
POSCO DAEWOO POWER (PNGPOM) LTD.	Electricity prodction	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO DAEWOO AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO DEUTSCHLAND GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO DAEWOO JAPAN Corp	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO DAEWOO SINGAPORE PTE LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO DAEWOO ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO DAEWOO CHINA CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Textile LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO DAEWOO AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO DAEWOO MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO DAEWOO MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
POSCO DAEWOO SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO INDIA PVT., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
EPC EQUITIES LLP	Construction	—	80.00	80.00	—	80.00	80.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
SANTOS CMI S.A.	Construction	—	80.00	80.00	—	80.00	80.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hongkong
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
PT.POSCO-Indonesia Inti	Mine development	99.99	—	99.99	99.99	—	99.99	Indonesia
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	99.98	99.98	—	99.98	99.98	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
POSCO DAEWOO WAIGAIQIAO SHANGHAI CO., LTD	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO (Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintemance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO DAEWOO MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co.,Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	98.54	98.54	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Guatemala
POSCO-CDSFC	Steel manufacturing	50.20	49.80	100.00	42.16	25.39	67.55	China
POSCO ChengDu Processing Center	Steel manufacturing	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO.,Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Thailand
DAEWOO POWER PNG Ltd.	Electricity prodction	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
COINSA INGENIERIA Y PETROQUIMICA S.R.L	Construction	—	50.00	50.00	—	50.00	50.00	Bolivia
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO Vietnam Holdings Co., LTD.	Holding company	79.28	20.72	100.00	79.28	20.72	100.00	Vietnam
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction	—	100.00	100.00	—	100.00	100.00	Mongolia
POSCO-JWPC Co., Ltd.	Steel manufacturing	—	—	—	—	89.18	89.18	Japan
POSCO Investment Co., Ltd.	Financial Service	—	—	—	100.00	—	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

		Ownership (%)
		December 31, 2016			December 31, 2015
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	—	—	—	100.00	100.00	China
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control machine manufacturing	—	—	—	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	—	—	—	80.00	20.00	100.00	Mexico
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	—	—	—	100.00	100.00	Uzbekistan
Daewoo Paper Manufacturing Co., Ltd.	Paper Manufacturing	—	—	—	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper Manufacturing	—	—	—	—	68.00	68.00	China
Xenesys Inc.	Power generation equipment manufacturing	—	—	—	29.58	21.35	50.93	Japan
POSCO FOUNDATION	Non-profit charitable organization	—	—	—	—	100.00	100.00	India
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and engineering	—	—	—	—	100.00	100.00	Costa Rica
PMM PIPE	Common steel welded pipe manufacturing and sales	—	—	—	—	50.00	50.00	Japan
Daewoo Minerals Canada Corporation	Resources development	—	100.00	100.00	—	—	—	Canada
Chongqing POSCO CISL Automotive Steel Co., Ltd.	Automotive steel sheet manufacturing and sales	51.00	—	51.00	—	—	—	China
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Chemical by-product manufacturing and sales	—	—	—	—	45.00	45.00	Indonesia

The equity of controlling company is increased by ~~W~~8,650 million (POSCO Processing &Service and others) as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control for the years ended December 31, 2016 and increased by ~~W~~301,029 million (POSCO ENGINEERING & CONSTRUCTION., LTD., PT PEN INDONESIA and others) for the year ended December 31, 2015.

Cash dividends paid to POSCO by subsidiaries in 2016 and 2015 amounted to ~~W~~75,830 million and ~~W~~437,914 million, respectively.

As of December 31, 2016, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Summarized financial information of subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,406,125	3,792,507	2,613,618	5,496,137	(867,471)
POSCO Processing&Service		1,632,940	845,450	787,490	2,593,388	(27,605)
POSCO COATED & COLOR STEEL Co., Ltd.		382,815	175,511	207,304	771,337	30,426
POSCO ICT		649,838	277,065	372,773	838,258	27,891
POSCO A&C		126,447	94,345	32,102	254,495	423
POSCO Venture Capital Co.,Ltd		337,434	223,688	113,746	24,660	1,330
eNtoB Corporation		87,987	49,880	38,107	567,875	1,759
POSCO CHEMTECH		703,337	115,292	588,045	1,076,455	59,820
POSCO M-TECH		150,790	73,794	76,996	259,048	2,501
POSCO ENERGY CO., LTD.		4,520,521	3,115,520	1,405,001	1,657,890	(135,428)
POSCO Engineering CO.,Ltd		520,000	517,884	2,116	969,559	(155,064)
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		7,419,600	4,988,663	2,430,937	15,417,230	123,709
[Foreign]
POSCO America Corporation	~~W~~	344,395	257,712	86,683	741,695	(1,889)
POSCO AUSTRALIA PTY LTD		534,325	41,787	492,538	101,536	(143,914)
POSCO Asia Co., Ltd.		2,202,195	2,014,476	187,719	3,654,181	8,010
POSCO-CTPC Co., Ltd.		95,330	56,498	38,832	239,419	1,680
POSCO E&C Vietnam Co., Ltd.		199,162	140,750	58,412	126,922	(11,897)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,039,137	562,090	477,047	2,518,260	90,118
POSCO (Thailand) Company Limited		111,962	67,758	44,204	206,153	1,777
Qingdao Pohang Stainless Steel Co., Ltd.		185,993	92,722	93,271	411,129	12,778
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		357,157	227,128	130,029	621,161	11,560
POSCO JAPAN Co., Ltd.		639,896	514,388	125,508	1,256,804	2,448
POSCO-India Pune Processing Center. Pvt. Ltd.		170,249	159,414	10,835	368,740	1,281
POSCO-Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)		301,910	255,694	46,216	325,871	4,472
POSCO-CFPC Co., Ltd.		173,723	126,753	46,970	550,356	5,515
POSCO E&C CHINA Co., Ltd.		138,961	95,205	43,756	81,882	4,791
POSCO MPPC S.A. de C.V.		287,498	237,312	50,186	401,579	4,353
POSCO-VIETNAM Co., Ltd.		455,383	419,923	35,460	609,374	22,691
POSCO MEXICO S.A. DE C.V.		781,307	550,807	230,500	542,253	380
POSCO India Delhi Steel Processing Centre Private Limited		109,166	101,627	7,539	222,332	1,846
POSCO Thainox Public Company Limited		399,667	90,877	308,790	477,976	19,131
POSCO-Vietnam Processing Center Co., Ltd.		101,999	66,714	35,285	214,552	5,210
DONG FANG JIN HONG		500,489	353,012	147,477	41,849	(5,607)
POSCO(Guangdong) Automotive Steel Co., Ltd.		329,855	230,726	99,129	250,352	(8,801)
POSCO COATED STEEL (THAILAND) CO., LTD.		346,381	239,365	107,016	71,426	(13,006)
Pos-Sea Pte Ltd		25,456	23,260	2,196	182,598	299
POSCO VST CO., LTD.		335,103	310,386	24,717	401,972	4,354
POSCO Maharashtra Steel Private Limited		1,347,401	1,020,233	327,168	832,320	(9,888)
POSCO India Chennai Steel Processing Centre Pvt.Ltd.		101,307	83,258	18,049	227,436	3,731
POSCO SS VINA Co., Ltd.		814,883	734,223	80,660	279,023	(75,217)
POSCO WA PTY LTD		437,231	14	437,217	—	(3,622)
PT. KRAKATAU POSCO ENERGY		341,534	203,792	137,742	39,769	14,174
POSCO DAEWOO AMERICA CORP.		533,571	476,380	57,191	1,329,374	643
POSCO DAEWOO DEUTSCHLAND GMBH		205,346	193,007	12,339	401,379	1,284
POSCO DAEWOO JAPAN Corp		163,596	155,783	7,813	642,276	623
POSCO DAEWOO SINGAPORE PTE LTD.		211,122	206,586	4,536	610,787	55
POSCO DAEWOO ITALIA S.R.L.		102,986	98,041	4,945	405,543	1,818
POSCO DAEWOO CHINA CO., LTD		49,441	32,779	16,662	342,802	(35,625)
PT. KRAKATAU POSCO		3,763,150	3,526,459	236,691	1,296,938	(218,461)
POSCO DAEWOO MEXICO S.A. de C.V.		130,781	121,359	9,422	250,033	1,017
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		47,829	33,693	14,136	254,371	3,539
POSCO (Dalian) IT Center Development Co., Ltd.		170,016	26,144	143,872	79,069	1,080
POSCO ASSAN TST STEEL INDUSTRY		612,442	677,829	(65,387)	454,791	(105,849)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	December 31, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,846,306	3,341,227	3,505,079	6,536,879	134,869
POSCO Processing&Service		1,192,733	320,732	872,001	3,144,016	737
POSCO COATED & COLOR STEEL Co., Ltd.		413,901	234,845	179,056	788,694	13,207
POSCO ICT		652,489	310,623	341,866	804,863	(79,635)
POSCO A&C		109,146	75,015	34,131	237,705	1,017
POSCO Venture Capital Co.,Ltd		255,898	142,251	113,647	18,956	648
eNtoB Corporation		80,210	43,860	36,350	538,804	1,394
POSCO CHEMTECH		653,689	113,112	540,577	1,175,272	43,978
POSCO M-TECH		184,553	107,194	77,359	344,575	27,155
POSCO ENERGY CO., LTD.		4,676,349	3,113,948	1,562,401	1,909,919	18,752
POSCO Engineering CO., Ltd		580,003	424,333	155,670	964,926	(15,610)
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		7,474,312	5,107,402	2,366,910	16,881,040	81,850
[Foreign]
POSCO America Corporation	~~W~~	489,103	429,409	59,694	823,847	(7,805)
POSCO AUSTRALIA PTY LTD		666,132	46,015	620,117	88,651	35,002
POSCO Asia Co., Ltd.		908,975	857,837	51,138	3,142,920	1,335
POSCO-CTPC Co., Ltd.		102,739	63,982	38,757	185,735	(1,257)
POSCO E&C Vietnam Co., Ltd.		219,373	150,704	68,669	315,703	2,691
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,077,372	673,542	403,830	2,482,140	(116,436)
POSCO (Thailand) Company Limited		106,151	65,215	40,936	201,986	(2,613)
Qingdao Pohang Stainless Steel Co., Ltd.		192,685	108,718	83,967	298,912	(3,933)
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		330,545	207,012	123,533	476,014	(3,648)
POSCO JAPAN Co., Ltd.		656,583	541,807	114,776	1,240,549	5,594
POSCO-India Pune Processing Center. Pvt. Ltd.		191,590	182,160	9,430	377,977	1,724
POSCO-Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)		168,412	148,623	19,789	263,275	863
POSCO-CFPC Co., Ltd.		154,949	111,712	43,237	621,240	(3,650)
POSCO E&C CHINA Co., Ltd.		230,130	146,633	83,497	190,987	10,483
POSCO MPPC S.A. de C.V.		259,419	220,234	39,185	410,857	2,306
POSCO-VIETNAM Co., Ltd.		469,107	457,647	11,460	527,439	(16,494)
POSCO MEXICO S.A. DE C.V.		848,226	625,181	223,045	499,250	784
POSCO India Delhi Steel Processing Centre Private Limited		129,878	124,292	5,586	219,626	(1,056)
POSCO Thainox Public Company Limited		375,865	81,878	293,987	409,505	3,669
POSCO-Vietnam Processing Center Co., Ltd.		146,858	117,903	28,955	242,303	(2,053)
DONG FANG JIN HONG		526,123	366,636	159,487	20,567	(15,660)
POSCO (Guangdong) Automotive Steel Co., Ltd.		332,981	220,571	112,410	221,343	(16,192)
POSCO COATED STEEL (THAILAND) CO., LTD.		303,680	187,470	116,210	—	1,800
Pos-Sea Pte Ltd		41,926	40,638	1,288	561,755	1,064
POSCO VST CO., LTD.		329,849	310,278	19,571	401,440	(6,300)
POSCO Maharashtra Steel Private Limited		1,282,589	1,081,312	201,277	687,120	(80,487)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		113,568	99,506	14,062	194,323	2,652
POSCO SS VINA Co., Ltd.		755,135	600,905	154,230	76,545	(113,987)
POSCO WA PTY LTD		427,612	7	427,605	—	(11,690)
PT. KRAKATAU POSCO ENERGY		336,338	217,076	119,262	39,624	6,915
POSCO DAEWOO AMERICA CORP.		443,504	388,689	54,815	1,124,251	800
POSCO DAEWOO DEUTSCHLAND GMBH		188,935	177,751	11,184	402,344	1,254
POSCO DAEWOO JAPAN Corp		253,125	246,367	6,758	770,362	442
POSCO DAEWOO SINGAPORE PTE LTD.		114,256	109,913	4,343	801,225	22
POSCO DAEWOO ITALIA S.R.L.		124,548	121,367	3,181	303,784	(1,288)
POSCO DAEWOO CHINA CO., LTD		84,324	30,082	54,242	209,488	3,216
PT. KRAKATAU POSCO		4,259,257	3,818,369	440,888	1,227,266	(422,490)
POSCO DAEWOO MEXICO S.A. de C.V.		117,205	107,406	9,799	345,087	3,036
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		64,383	53,315	11,068	341,862	(2,863)
POSCO (Dalian) IT Center Development Co., Ltd.		238,500	89,693	148,807	136,148	9,169
POSCO ASSAN TST STEEL INDUSTRY		761,826	692,929	68,897	485,847	(29,288)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Details of non-controlling interest as of and for the years ended December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	~~W~~	4,038,313	460,376	397,370	4,812,163	713,039	9,696,140	20,117,401
Non-current assets		4,510,085	3,304,292	243,401	1,687,052	3,038,665	7,749,277	20,532,772
Current liabilities		(3,662,811)	(1,120,077)	(109,016)	(3,255,178)	(937,668)	(9,669,053)	(18,753,803)
Non-current liabilities		(1,681,182)	(2,337,612)	(2,337)	(436,959)	(2,172,226)	(2,856,498)	(9,486,814)
Equity		3,204,405	306,979	529,418	2,807,078	641,810	4,919,866	12,409,556
Non-controlling interests		1,271,750	92,094	211,767	1,324,965	70,441	945,962	3,916,979
Sales		15,417,550	1,244,711	1,076,455	5,496,137	1,657,890	23,251,563	48,144,306
Profit (loss) for the period		113,832	(187,151)	41,829	(744,083)	(130,809)	(461,034)	(1,367,416)
Profit (loss) attributable to non-controlling interests		45,177	(56,145)	16,732	(351,214)	(14,357)	(312,297)	(672,104)
Cash flows from operating activities		337,338	45,672	30,295	(211,182)	18,107	53,050	273,280
Cash flows from investing activities		(35,054)	(8,804)	(42,021)	(102,939)	(1,047)	(253,206)	(443,071)
Cash flows from financing activities (before dividends to non-controlling interest)		(295,226)	(36,286)	(1,250)	(20,953)	(2,875)	204,797	(151,793)
Dividend to non-controlling interest		(22,597)	—	(4,726)	(14,800)	(24,378)	(7,349)	(73,850)
Effect of exchange rate fluctuation on cash held		10	67	1	760	—	1,687	2,525
Net increase (decrease)in cash and cash equivalents		(15,529)	649	(17,701)	(349,114)	(10,193)	(1,021)	(392,909)

2)	December 31, 2015

(in millions of Won)	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	~~W~~	3,930,857	441,999	360,812	4,794,319	590,460	9,648,917	19,767,364
Non-current assets		4,777,482	3,363,935	248,549	1,738,162	3,333,351	7,776,264	21,237,743
Current liabilities		(3,568,714)	(1,004,002)	(106,167)	(2,903,097)	(663,945)	(9,692,004)	(17,937,929)
Non-current liabilities		(1,941,909)	(2,315,554)	(5,405)	(594,897)	(2,420,547)	(2,567,980)	(9,846,292)
Equity		3,197,716	486,378	497,789	3,034,487	839,319	5,165,197	13,220,886
Non-controlling interests		1,269,096	145,913	199,116	1,432,305	92,118	1,182,137	4,320,685
Sales		16,890,723	1,227,266	1,175,272	6,536,879	1,909,919	25,784,254	53,524,313
Profit (loss) for the period		79,092	(398,438)	35,516	131,948	15,831	(835,389)	(971,440)
Profit (loss) attributable to non-controlling interests		31,390	(119,531)	14,206	62,280	1,738	(247,106)	(257,023)
Cash flows from operating activities		433,493	(13,595)	19,921	434,257	6,075	(72,371)	807,780
Cash flows from investing activities		(74,644)	(8,994)	25,318	21,075	(20,980)	(110,712)	(168,937)
Cash flows from financing activities(before dividends to non-controlling interest)		(340,532)	18,886	66	69,615	11,572	289,715	49,322
Dividend to non-controlling interest		(22,597)	—	(4,135)	(703)	(24,125)	(145,582)	(197,142)
Effect of exchange rate fluctuation on cash held		430	83	—	819	—	3,502	4,834
Net increase (decrease) in cash and cash equivalents		(3,850)	(3,620)	41,170	525,063	(27,458)	(35,448)	495,857

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2016 and 2015 are as follows:

Investee	Category of business	Ownership (%)		Region
		2016	2015
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Investment in new technologies	28.93	28.93	Seoul
POSCO PLANTEC Co., Ltd.(*2)	Construction of industrial plant	73.94	73.94	Ulsan
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
Incheon-Gimpo Expressway Co., Ltd.	Construction	20.04	22.32	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
Keystone-HYUNDAI SECURITIESNO. 1. Private Equity Fund	Private equity financial	40.45	40.45	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	25.10	Chungju
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation	Real estate development and rental	30.28	54.99	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KC Chemicals CORP(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Postech Early Stage Fund(*1)	Investment in new technologies	10.00	10.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Posgreen Co., Ltd.(*1)	Plaster manufacturing	19.00	19.00	Gwangyang
Pohang E&E Co,. Ltd.	Investment in waste energy	30.00	30.00	Pohang
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	24.88	25.73	Paju
Noeul Green Energy(*1)	Electricity generation	10.00	20.00	Seoul
Universal Studios Resort AssetManagement Corporation	Real estate services	26.17	26.17	Seoul
Pohang Techno Valley AMC	Construction	29.50	29.50	Pohang
METAPOLIS Co.,Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Mokpo Deayang Industrial Corporation	Real estate development	27.40	27.40	Mokpo
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
2016 PoscoPlutus New Technology Investment Fund(*3)	Investment in new technologies	25.17	—	Seoul
Hyundai Invest Guggenheim CLO Private Special Asset Investment Trust II(*3)	Investment in new technologies	38.47	—	Seoul
PoscoPlutus Bio Fund(*1,3)	Investment in new technologies	11.97	—	Seoul
PoscoPlutus Project Fund(*1,3)	Investment in new technologies	11.91	—	Seoul
Posco Agrifood Export Investment Fund(*3)	Investment in new technologies	30.00	—	Seoul
PoscoPlutus Project II Investment Fund(*1,3)	Investment in new technologies	0.61	—	Seoul
Posco Culture Contents Fund(*3)	Investment in new technologies	31.67	—	Seoul
SeAH Changwon Integrated Special Steel(*4)	Steel manufacturing and sales	—	19.94	Changwon
Green Jang Ryang Co.Ltd(*4)	Sewerage treatment	—	25.00	Pohang
Daewoo Public Car Sales (Gwangju) CO.,Ltd(*4)	Leasing services	—	50.00	Gwangju
Synergy Private Equity Fund(*5)	Investment in new technologies	—	17.86	Seoul
Posco e&c Songdo International Building(*6)	Non-residental building lease	—	49.00	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Investee	Category of business	Ownership (%)		Region
		2016	2015
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
7623704 Canada Inc.(*1)	Investments management	10.40	10.40	Canada
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
NCR LLC	Coal sales	29.41	29.41	Canada
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	24.10	24.10	Indonesia
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd	Steel processing and sales	25.00	25.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONELANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
PT. Tanggamus Electric Power(*1)	Construction and engineering service	17.50	17.50	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
Sebang Steel	Scrap sales	49.00	49.00	Japan
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
POS-SeAH Steel Wire (Thailand) Co., Ltd.(*3)	Steel manufacturing and sales	25.00	—	Thailand
Jupiter Mines Limited(*1,3)	Energy & resource development	17.08	—	Australia
Chongqing CISL High Strength Cold Rolling Steel Co., Ltd.(*1,3)	Steel manufacturing and sales	10.00	—	China
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1,7)	Chemical by-product manufacturing and sales	19.00	—	Indonesia
XG Sciences(*8)	New materials manufacturing and development	—	10.50	USA

(*1)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20% as of December 31, 2016.
(*2)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associates reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in an associate.
(*3)	These associates were newly established or acquired in 2016.
(*4)	Excluded from associates due to the disposal of shares during the year ended December 31, 2016.
(*5)	Excluded from associates due to liquidation during the year ended December 31, 2016.
(*6)	Reclassified to subsidiary from associate during the year ended December 31, 2016.
(*7)	Reclassified to associate from subsidiary during the year ended December 31, 2016.
(*8)	Excluded from associates due to the loss of significant influence caused by change in composition of the Board of Directors during the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Joint ventures

Details of joint ventures as of December 31, 2016 and 2015 are as follows:

Investee	Category of business	Ownership (%)		Region
		2016	2015
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO ES MATERIALS CO., LTD(*1)	Secondary battery manufacturing	—	50.00	Gumi
[Foreign]
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
CSP - Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
KOBRASCO	Facility lease	50.00	50.00	Brazil
DMSA/AMSA	Energy & resource development	4.00	4.07	Madagascar
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	40.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Hyunson Engineering & Construction HYENCO	Construction	4.90	4.90	Algeria
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
POSCO E&C Saudi Arabia(*2)	Construction	40.00	—	Saudi Arabia
TANGGANG-POSCO LED(*3)	LED manufacturing and sales	—	50.00	China

(*1)	Reclassified to subsidiary from joint venture during the year ended December 31, 2016.
(*2)	These joint ventures were newly established or acquired in 2016.
(*3)	Excluded from joint ventures due to the disposal of shares during the year ended December 31, 2016.

(f)	Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2016 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Daewoo Minerals Canada Corporation	March 2016	100.00	New establishment
POCA STEM Co., Ltd	June 2016	100.00	Acquisition of control
Chongqing POSCO CISL Automotive Steel Co., Ltd.	July 2016	51.00	New establishment
Posco e&c Songdo International Building	September 2016	100.00	Reclassification from associate
POSCO ES MATERIALS CO., LTD.	December 2016	75.32	Reclassification from joint venture

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(g)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2016 are as follows:

Company	Date of exclusion	Reason
Tamra Offshore Wind Power Co., Ltd	January 2016	Disposal
POSCO Investment Co., Ltd.	January 2016	Merged into POSCO Asia Co., Ltd.
Xenesys Inc.	February 2016	Disposal
POSCO LED Co., Ltd.	March 2016	Disposal
POSHIMETAL Co., Ltd.	March 2016	Merged into POSCO
PMM PIPE	April 2016	Merged into POSCO Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)
POSCO Green Gas Technology	May 2016	Merged into POSCO
Qingdao Pos-metal Co., Ltd.	May 2016	Disposal
POSCO FOUNDATION	June 2016	Exclusion upon liquidation
POSCO MEXICO HUMAN TECH S.A. de C.V.	June 2016	Merged into POSCO MEXICO S.A. DE C.V.
POSCO AST	July 2016	Merged into POSCO Processing&Service
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	September 2016	Reclassification to associates due to decline in ownership
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	September 2016	Merged into POSCO ICT-China
POSCO-JWPC Co., Ltd.	November 2016	Merged into POSCO Japan PC CO., LTD. (formerly, POSCO-JEPC Co., Ltd.)
Steel Processing and Fabricating Center Co.,LTD	November 2016	Merged into POSCO Processing&Service
POSCO TMC Co., Ltd.	November 2016	Merged into POSCO Processing&Service
Daewoo Paper Manufacturing Co., Ltd.	December 2016	Disposal
Tianjin Daewoo Paper Manufacturing Co., Ltd.	December 2016	Exclusion upon liquidation
DAEWOO TEXTILE BUKHARA LLC	December 2016	Merged into Daewoo Textile LLC
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	December 2016	Exclusion upon liquidation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 25, 2017, and will be submitted for approval at the shareholders’ meeting to be held on March 10, 2017.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note1 - Subsidiaries, associates and joint ventures

•	Note 10 - Assets held for sale

•	Note 11 – Investments in associates and joint ventures

•	Note 12 - Joint operations

•	Note 25 - Hybrid bonds

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 11 - Investments in associates and joint ventures

•	Note 15 - Goodwill and other intangible assets, Net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 29 - Construction contracts

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Foreign currency transactions and translation

(a)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(b)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest rate method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company, and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	3-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-20 years

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	4-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation is classified as intangible asset and is initially measured at cost and after initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Services rendered

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract is recognized as an expense immediately.

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred income tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Operating segments

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not yet mandatory for the Company for annual periods beginning after January 1, 2016, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions such as entities need not restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

K-IFRS No. 1109 requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

With the implementation of K-IFRS No. 1109, the Company needs to analyze financial effects and establish accounting policies, build accounting system, stabilize the system and others that will be necessary to drive an effective implementation. The impacts of the initial application of the standard on the financial statements depend on not only the Company’s election and judgment on the standard, but also, financial instruments and economic condition of the Company at the initial application.

With the implementation of K-IFRS No. 1109, the Company neither prepared for internal management process nor began to adjust accounting system for financial instruments reporting. Also, the Company did not analyze the financial effects of applying the standard. However, the following areas are likely to be affected in general.

1)	Classification and Measurement of Financial Assets

When implementing new K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income reserve and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Contractual cash flows characteristics
Business model	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost(*1)	Recognized at fair value through profit or loss(*2)
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income(*1)
Hold for trading and other	Recognized at fair value through profit and loss

(*1)	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
(*2)	Except for equity investments that are not held for trading may be recorded in other comprehensive income (irrevocable) recognized at fair value.

With the implementation of K-IFRS No. 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with K-IFRS No. 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing K-IFRS No. 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the consolidated entity is holding loans and receivables of ~~W~~19,390,610 million, held-to-maturity financial assets of ~~W~~2,470 million, available-for-sale financial assets of ~~W~~2,514,924 million, and financial assets recognized as current income of ~~W~~147,582 million.

According to K-IFRS 1109, only debt instruments that generates cash flows with only principals and accompanying interests at a specific date by contract conditions and have an intention of receiving contractual cash flows can be measured as amortized cost. As of December 31, 2016, the consolidated entity is measuring loans and receivables of ~~W~~19,390,610 million and held-to-maturity financial assets of ~~W~~2,470 million as amortized cost.

According to K-IFRS 1109, debt instruments that generates cash flows with only principals and accompanying interests at a specific date by contract conditions and have an intention of receiving and selling contractual cash flows can be measured as other comprehensive income-fair value. As of December 31, 2016, the consolidated entity is holding ~~W~~49,282 million of debt instruments classified as available for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

According to K-IFRS 1109, equity instruments not held for short-term trades can make irrevocable choice to designate the equity instruments to other comprehensive income-fair value measurement items at the initial recognition, and corresponding comprehensive income is not recycled as net income subsequently. As of December 31, 2016, equity instrument classified as available-for-sale financial assets amounts ~~W~~2,392,534 million.

2)	Classification and Measurement of Financial Liabilities

K-IFRS No. 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under K-IFRS No. 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under K-IFRS No. 1109, certain fair value movements will be recognized in other comprehensive income thus profit or loss from fair value movements may decrease.

3)	Impairment: Financial Assets and Contract Assets

K-IFRS No. 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model in K-IFRS No. 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under K-IFRS No. 1109 ‘expected loss’ model, loss allowance is estimated based on increase in credit risks after initial recognition of credit asset. As this model can estimate the loss allowance in either 12-month or lifetime expected credit losses as described in the table below, it enables credit losses to be recognized earlier than the previous ‘incurred loss model’ in K-IFRS No. 1039.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

Stage(*1)	Loss allowance
No significant increase in credit risk after initial recognition(*2)	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)
Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)
Objective evidence of impairment

(*1)	A loss allowance for lifetime expected credit losses is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. It is also required for contract assets or trade receivables that are not, according to K-IFRS No. 1115 “Revenue from Contracts with Customers”, considered to contain a significant financing component. Additionally, the Company can elect an accounting policy of recognizing lifetime expected credit losses for all contract assets and/or all trade receivables, including those that contain a significant financing component.
(*2)	If the financial instrument has low credit risk at the reporting date, the Company may assume that the credit risk has not increased significantly since initial recognition.

Under K-IFRS No. 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

As of December 31, 2016, the consolidated entity has payable instruments measured at amortized cost of ~~W~~19,393,080 million (loans and receivables of ~~W~~19,390,610 million and held-to-maturity financial assets of ~~W~~2,470 million), available-for-sale financial assets (bond) measured at fair value of ~~W~~49,282 million, and allowance for loans and receivables of ~~W~~977,771 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

The Company will apply K-IFRS No. 1115 “Revenue from Contracts with Customers” issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, Interpretation No. 2031 “Revenue-Barter Transactions Involving Advertising Services”, Interpretation No. 2113 “Customer Loyalty Programs”, Interpretation No. 2115 “Agreements for the Construction of Real Estate“ and Interpretation No. 2118 “Transfers of assets from customers”. The Company must apply K-IFRS No. 1115 within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

As of December 31, 2016, the Company neither prepared for internal management process nor began to adjust accounting system in relation to implementation of K-IFRS No. 1115. Also, the Company did not analyze the financial effects of applying the standard. The Company identified the following areas are likely to be affected in general.

1)	Progress measurement using input method

The construction division for the Company enters into construction contracts including the purchase and installation of special equipment and proceeds over along period of one year or longer. Revenue from construction contracts amounting to ~~W~~6,641,465 million represents 12.5% of total consolidated revenues.

The Company entrusts the production of special equipment to the external to install the equipment which is delivered, the supply of special equipment and the rendering construction service are one indispensable obligation to perform.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

According to K-IFRS No. 1115, goods are not be distinguished at the commencement of the contract.

Recognizing revenue as an amount equal to the cost of the goods used to fulfill the obligation can rationally represent the degree of performance.

•	If customers is expected to significantly control the goods before relevant service is offered

•	If previous production cost of goods is significantly compared to total production cost for fulfillment of performance obligation

•	If it is expected that the Company obtains the goods from the third parties and is not significantly involved in the design and production of the goods

2)	Identify performance obligation

The IT consulting division of the Company provides business IT management, design, implementation and support services to a customer. During 2016, revenue from the IT consulting division of ~~W~~301,982 million is approximately 0.6% of total revenue recognized.

With the implementation of K-IFRS No. 1115, the Company identifies performance obligations from IT consulting contract with a customer such as (a) software license, (b) installation services, (c) a right to upgrades and (d) technical support. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

3)	Variable consideration

When applying K-IFRS No. 1115, the Company estimates the variable cost using an expected-value method which is more predictable for the receivables. When the return period is elapsed, revenue is recognized by including variable costs that is highly unlikely to recover the significant portion of recognized revenue only to the extent in the transaction price. Amounts that an entity does not anticipate to have a rights for any of the consideration received or receivable are recognized as a refund liability.

4)	Allocation of transaction price

When applying K-IFRS No. 1115, The Company allocates transaction prices based on the relative individual selling prices to the various performance obligations identified in one contract. The Company use the ‘Adjusted market assessment approach’ to estimate the individual selling price of each performance obligation. Exceptionally, The Company will use the ‘Expected cost plus a margin approach’ which expects the costs and adds the appropriate profits for certain transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

5)	Incremental cost from the contract

According to K-IFRS No. 1115, these incremental costs form the contracts are recognized as assets and amortized over the term of the contract. However, if the amortization period is less than one year, the Company will apply the simplified method of recognizing the incremental cost of contracts as an expense as incurred.

(c)	K-IFRS No. 1007 “Statement of Cash Flows”

In accordance with K-IFRS No. 1007 “Statement of Cash Flows” revised on May 27, 2016, liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financial cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

The Standard is required to be effective for the accounting periods beginning on January 1, 2017, and is not required to provide comparative information for the prior period.

(d)	K-IFRS No. 1012 “Income Taxes”

In accordance with K-IFRS No. 1012 “Income Taxes” amended on November 15, 2016, In the case of debt instruments evaluated with fair values, deferred tax accounting treatment is clarified, as the temporary difference is calculated from the difference between the carrying value and taxable base amount of the debt liabilities, regardless of the expected recovery method. When reviewing the feasibility of deferred tax assets, If there is sufficient evidence that it is likely to recover some part of an entity’s assets in excess of the carrying amount, the estimated amount of future taxable income would be included in the estimated future taxable income. In addition, future taxable income estimates are calculated as the amount before deducting the deductible (deduction) effect from deductible temporary differences.

This standard is effective from accounting periods beginning on January 1, 2017. The Company believes that the effect of the amendments to the consolidated financial statements is not significant.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment and the engineering and construction segments have excessive foreign currency inflows, while other segment including entities in electricity industry has a lack of foreign currency cash inflows. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which have excessive foreign currency inflows converted from lack, reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2016 and 2015 is as follows:

(in millions of Won)	2016		2015
Total borrowings	~~W~~	22,704,998	25,220,231
Less: Cash and cash equivalents		2,447,619	4,870,185

Net borrowings		20,257,379	20,350,046
Total equity		45,838,394	45,070,222
Net borrowings-to-equity ratio		44.19%	45.15%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Cash	~~W~~	11,960	2,632
Demand deposits and checking accounts		1,309,404	1,318,677
Time deposits		254,888	2,911,928
Other cash equivalents		871,367	636,948

	~~W~~	2,447,619	4,870,185

Cash and cash equivalents classified as assets held for sale amounting to ~~W~~999 million are included in the beginning balance of cash and cash equivalents in the statement of cash flows for the year ended December 31, 2016. In result, there are differences from cash and cash equivalents in the statement of financial position for the corresponding amounts (Note 10).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Trade accounts and notes receivable	~~W~~	9,329,799	8,953,245
Finance lease receivables		10,300	21,042
Due from customers for contract work		964,304	1,218,031
Less: Allowance for doubtful accounts		(517,476)	(596,383)

	~~W~~	9,786,927	9,595,935

Non-current
Trade accounts and notes receivable	~~W~~	80,447	126,200
Finance lease receivables		11,326	22,758
Less: Allowance for doubtful accounts		(40,649)	(28,620)

	~~W~~	51,124	120,338

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~344,410 million and ~~W~~390,172 million as of December 31, 2016 and 2015, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2016		2015
Korea Electric Power Corporation	Combined thermal power plant #3~4	~~W~~	20,648	42,536
KC Chemicals CORP	Machinery and equipment		244	380
Hystech.Co. Ltd.	Machinery and equipment		734	884

		~~W~~	21,626	43,800

(c)	The gross amount and present value of minimum lease payments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Less than 1 year	~~W~~	13,114	27,382
1 year - 5 years		12,547	25,643
Unrealized interest income		(4,035)	(9,225)

Present value of minimum lease payment	~~W~~	21,626	43,800

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

7.	Other Receivables

Other receivables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Loans	~~W~~	421,818	405,281
Other accounts receivable		1,131,492	1,255,075
Accrued income		139,618	136,762
Deposits		93,891	89,444
Others		13,606	20,383
Less: Allowance for doubtful accounts		(260,683)	(227,066)

	~~W~~	1,539,742	1,679,879

Non-current
Loans	~~W~~	733,974	725,968
Other accounts receivable		81,938	142,290
Accrued income		1,746	1,236
Deposits		104,217	141,373
Less: Allowance for doubtful accounts		(158,963)	(147,609)

	~~W~~	762,912	863,258

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

8.	Other Financial Assets

Other financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Derivatives assets	~~W~~	49,281	94,603
Available-for-sale securities (bonds)		2,952	17,994
Current portion of held-to-maturity securities		422	21,490
Short-term financial instruments(*1,2)		5,172,256	3,776,300

	~~W~~	5,224,911	3,910,387

Non-current
Derivatives assets	~~W~~	98,301	93,886
Available-for-sale securities (equity instruments)(*3,4)		2,392,534	2,095,206
Available-for-sale securities (bonds)		46,330	36,914
Available-for-sale securities (others)		73,108	59,630
Held-to-maturity securities		2,048	1,889
Long-term financial instruments(*2)		45,371	53,935

	~~W~~	2,657,692	2,341,460

(*1)	As of December 31, 2016 and 2015, ~~W~~6,813 million and ~~W~~6,593 million, respectively, are restricted for the use in a government project.
(*2)	As of December 31, 2016 and 2015, financial instruments amounting to ~~W~~81,624 million and ~~W~~105,195 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the year ended December 31, 2016, there were objective evidences of impairment for listed equity securities such as Nippon Steel & Sumitomo Metal Corporation and others due to the significant or prolonged decline in the fair value of the shares and for non-listed equity securities such as Troika Foreign Resource Development Fund and others since its carrying amount significantly exceeds its fair value. As a result, an impairment loss of ~~W~~248,404 million was recognized in profit or loss during the year ended December 31, 2016, respectively.
(*4)	As of December 31, 2016 and 2015, ~~W~~123,220 million and ~~W~~124,541 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

9.	Inventories

(a)	Inventories as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Finished goods	~~W~~	1,200,344	1,381,018
Merchandise		851,325	715,951
Semi-finished goods		1,552,988	1,390,382
Raw materials		1,939,539	1,868,773
Fuel and materials		817,397	810,516
Construction inventories		990,941	828,071
Materials-in-transit		1,807,816	1,382,291
Others		94,535	79,581

		9,254,885	8,456,583

Less: Allowance for inventories valuation		(203,164)	(231,378)

	~~W~~	9,051,721	8,225,205

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	231,378	161,940
Loss on valuation of inventories		152,249	152,952
Realization on disposal of inventories		(161,458)	(77,102)
Others		(19,005)	(6,412)

Ending	~~W~~	203,164	231,378

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016				2015
	Controlling company(*1)		Subsidiaries (*2,3)	Total	Controlling company(*1)	Subsidiaries (*3,4)	Total
Assets
Cash and cash equivalents	~~W~~	—	—	—	—	999	999
Trade accounts and notes receivable and other receivables		—	—	—	—	7,724	7,724
Property, plant and equipment		764	305,864	306,628	25,892	10,383	36,275
Others		—	5,330	5,330	—	12,283	12,283

	~~W~~	764	311,194	311,958	25,892	31,389	57,281

Liabilities
Borrowings		—	—	—	—	26,500	26,500
Others		—	—	—	—	7,702	7,702

	~~W~~	—	—	—	—	34,202	34,202

(*1)	During the year ended December 2015, the Company classified 1 FINEX facilities as assets held for sale amounting to ~~W~~25,892 million. However, during the year ended December 31, 2016, the Company reclassified related facilities to property, plant and equipment as the conditions for classification of the assets held for sale were not met due to the delay of disposal negotiation.
(*2)	During the year ended December 2016, Posco e&c Songdo International Building, a subsidiary of the Company, determined to dispose office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and agreed to a sales contract with Booyoung Housing Co., Ltd. on September 9, 2016. As a result, the Company classified the accompanying property, plant and equipment amounting to ~~W~~300,000 million as assets held for sale, and recognized impairment loss for assets held for sale of ~~W~~17,943 million.
(*3)	Subsidiaries of the Company (POSCO ENERGY CO., LTD., POSCO ICT, POSCO Humans, and POSCO Processing&Service) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.
(*4)	During the year ended December 2015, the Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiarty of the Company, to Armitron consortium. The company classified the accompanying assets and liabilities held for sale. During the year ended December 2016, disposal of accompanying assets and liabilities were completed. As a result, the Company recognized gain on disposal of assets held for sale of ~~W~~19,353 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Investments in associates	~~W~~	1,595,441	1,875,971
Investments in joint ventures		2,286,948	2,069,362

	~~W~~	3,882,389	3,945,333

(b)	Details of investments in associates as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016						2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	178,713,975,892	28.93	~~W~~	178,787	~~W~~	175,690	175,676
POSCO PLANTEC Co., Ltd.(*1,5)	133,711,880	73.94		217,282		—	171,218
SeAH Changwon Integrated Special Steel(*1,2)	—	—		—		—	165,754
SNNC	18,130,000	49.00		90,650		107,859	111,326
QSONE Co., Ltd.	200,000	50.00		84,395		84,799	83,919
Chuncheon Energy Co., Ltd	10,539,989	29.90		52,700		45,077	30,420
Incheon-Gimpo Expressway Co., Ltd.(*3)	9,032,539	20.04		45,163		37,372	39,447
BLUE OCEAN Private Equity Fund	333	27.52		33,300		35,752	35,437
UITrans LRT Co., Ltd.(*3)	7,714,380	38.19		38,572		17,851	40,903
Keystone-HYUNDAI SECURITIESNO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,314	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd(*3)	2,008,000	29.53		10,040		12,551	12,265
Daesung Steel	108,038	17.54		14,000		12,302	14,000
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	11,350	12.50		11,350		11,890	14,829
KONES, Corp.	3,250,000	41.67		6,893		5,641	5,775
Others (33 companies)(*3)						55,061	33,933

						615,159	947,917

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		215,996	222,269
AES-VCM Mong Duong Power Company Limited(*4)	—	30.00		74,161		167,141	153,271
7623704 Canada Inc.	114,452,000	10.40		124,341		137,512	134,034
Eureka Moly LLC	—	20.00		240,123		89,601	87,878
AMCI (WA) PTY LTD	49	49.00		209,664		70,501	72,289
KOREA LNG LTD.	2,400	20.00		135,205		63,058	53,548
Nickel Mining Company SAS	3,234,698	49.00		157,585		45,138	76,445
NCR LLC	—	29.41		32,348		36,738	35,447
PT. Batutua Tembaga Raya	128,285	24.10		21,824		22,723	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		18,008	19,311
PT. Wampu Electric Power(*3)	8,708,400	20.00		10,044		8,706	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,840	7,061
Others (26 companies)(*3)						98,320	42,264

						980,282	928,054

					~~W~~	1,595,441	1,875,971

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(*1)	During the year ended December 31, 2015, it was reclassified from subsidiary to associate.
(*2)	During the year ended December 31, 2016, the Company disposed shares of SeAH Changwon Integrated Special Steel.
(*3)	Investment in associates is provided as collateral related to associates’ borrowings amounting to ~~W~~124,963 million and ~~W~~101,360 million as of December 31, 2016 and 2015, respectively.
(*4)	Shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, is provided as collateral related to associates’ borrowings as of December 31, 2016.
(*5)	As During the year ended December 31, 2016, there was objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 14.5% discount rate. As a result, the Company recognized an impairment loss of ~~W~~116,604 million as the carrying amount was higher than its recoverable amount.

(c)	Details of investments in joint ventures as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016						2015
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	83,113	104,970
POSCO ES MATERIALS CO., LTD(*1)	—	—		—		—	38,447

						83,113	143,417

[Foreign]
Roy Hill Holdings Pty Ltd(*2)	13,117,972	12.50		1,528,672		1,186,859	1,153,434
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		393,570	381,461
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		330,463	80,805
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		97,369	100,908
KOBRASCO	2,010,719,185	50.00		32,950		88,308	78,364
DMSA/AMSA(*3)	—	4.00		290,236		74,935	105,964
Others (11 companies)						32,331	25,009

						2,203,835	1,925,945

					~~W~~	2,286,948	2,069,362

(*1)	As During the year ended December 31, 2016, the Company classified POSCO ES MATERIALS CO.,LTD from joint venture to subsidiary, due to the increase of percentage ownership by the issuance of share capital.
(*2)	As of December 31, 2016 and 2015, investment in joint ventures amounting to ~~W~~1,186,859 million and ~~W~~1,153,434 million, respectively, are provided as collateral in relation to loan.
(*3)	As of December 31, 2016 and 2015, investment in joint ventures amounting to ~~W~~74,935 million and ~~W~~105,964 million, respectively, are provided as collateral for guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2016 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	175,676	222	—	(399)	191	175,690
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co.,Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,265	—	—	286	—	12,551
Daesung Steel		14,000	—	—	(2,272)	574	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO ES MATERIALS CO., LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	~~W~~	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	For the year ended December 31, 2015

(in millions of Won)
Company	December 31, 2014 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	176,899	—	—	(1,223)	—	175,676
POSCO PLANTEC Co., Ltd.		—	217,282	—	(46,058)	(6)	171,218
SeAH Changwon Integrated Special Steel		—	159,978	—	6,464	(688)	165,754
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co.,Ltd.		83,849	—	—	70	—	83,919
Chun-cheon Energy Co., Ltd		—	32,853	—	(2,433)	—	30,420
Incheon-Gimpo Expressway Co., Ltd.		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Keystone-HYUNDAI SECURITIESNO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,801	—	—	(7,536)	—	12,265
Daesung Steel		—	14,000	—	—	—	14,000
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS CO.,LTD		38,021	—	—	440	(14)	38,447
Others (30 companies)		33,511	3,800	—	2,877	(6,255)	33,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
AMCI (WA) PTY LTD		88,050	—	—	(11,222)	(4,539)	72,289
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
NCR LLC		32,598	—	—	(62)	2,911	35,447
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
CAML RESOURCES PTY LTD		38,240	—	—	(34,987)	(3,253)	—
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	~~W~~	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	597,767	864	596,903	—	(1,349)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co.,Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		136,857	124,666	12,191	19,028	967
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
KOBRASCO		178,853	2,236	176,617	72,274	41,522
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	December 31, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,966	1,043	606,923	—	(1,231)
POSCO PLANTEC Co., Ltd.		609,655	725,406	(115,751)	457,180	(330,819)
SeAH Changwon Integrated Special Steel		1,293,143	568,639	724,504	971,557	23,403
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co.,Ltd.		249,482	81,644	167,838	15,068	140
Chun-cheon Energy Co., Ltd		149,025	42,094	106,931	—	(2,389)
Incheon-Gimpo Expressway Co., Ltd.		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		154,695	137,471	17,224	21,518	(30,023)
Daesung Steel		163,331	115,475	47,856	13,798	(1,725)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS CO., LTD		84,719	39,381	45,338	29,214	880
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.		1,300,951	7	1,300,944	76,114	118,007
KOREA LNG LTD.		257,773	36	257,737	63,574	61,806
Nickel Mining Company SAS		445,685	238,695	206,990	155,980	(45,748)
PT. Batutua Tembaga Raya		286,761	268,933	17,828	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		107,874	45,534	62,340	114,994	(5,783)
PT. Wampu Electric Power		201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,973	38,336	27,637	67,700	(403)
Roy Hill Holdings Pty Ltd		9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC		762,719	—	762,719	—	25,935
CSP - Compania Siderurgica do Pecem		3,839,967	3,319,880	520,087	—	(721,937)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		703,408	327,391	376,017	936,590	1,162
KOBRASCO		187,823	31,094	156,729	94,169	62,248
DMSA/AMSA		6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
CAML RESOURCES PTY LTD		136,112	41,768	94,344	146,909	(20,110)

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2016 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

13.	Investment Property, Net

(a)	Investment property as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016				2015
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	423,910	(31,187)	392,723	378,717	(31,838)	346,879
Buildings		807,657	(136,118)	671,539	806,030	(109,504)	696,526
Structures		3,148	(1,001)	2,147	3,971	(2,152)	1,819
Construction-in-progress		51,311	—	51,311	39,068	—	39,068

	~~W~~	1,286,026	(168,306)	1,117,720	1,227,786	(143,494)	1,084,292

As of December 31, 2016, the fair value of investment property is ~~W~~1,629,308 million, among which the Company evaluated the investment property of 3 subsidiaries, including DAESAN (CAMBODIA) Co., Ltd. as its book value since it is believed that the book value of ~~W~~67,924 million approximates fair value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately the same.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	~~W~~	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

(*1)	Impairment loss on investment property amounting to ~~W~~318 million is included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	~~W~~	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ~~W~~85 million is included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016					2015
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	2,607,660	(6,452)	—	2,601,208	2,572,807	—	—	2,572,807
Buildings		9,180,028	(4,183,974)	(423)	4,995,631	8,982,405	(3,816,242)	(438)	5,165,725
Structures		5,385,365	(2,476,818)	(67)	2,908,480	5,217,953	(2,268,465)	(75)	2,949,413
Machinery and equipment		46,698,254	(26,379,544)	(320)	20,318,390	45,547,591	(24,453,433)	(415)	21,093,743
Vehicles		306,770	(259,986)	(85)	46,699	303,366	(251,315)	(46)	52,005
Tools		385,960	(312,266)	(2,314)	71,380	372,440	(298,586)	(376)	73,478
Furniture and fixtures		609,736	(477,064)	(266)	132,406	590,046	(441,565)	(382)	148,099
Finance lease assets		248,590	(89,577)	—	159,013	168,601	(75,805)	—	92,796
Construction-in-progress		2,542,233	—	(5,101)	2,537,132	2,379,890	—	(5,101)	2,374,789

	~~W~~	67,964,596	(34,185,681)	(8,576)	33,770,339	66,135,099	(31,605,411)	(6,833)	34,522,855

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	326,965	(12,857)	(396,899)	(124,796)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	144	(1,990)	(18,484)	6,057	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	1,628	(4,248)	(51,361)	7,638	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,180	(4,255)	—	(1,770,921)	2,537,132

	~~W~~	34,522,855	2,331,351	394,260	(78,501)	(3,008,372)	(391,254)	33,770,339

(*1)	Impairment loss on property, plant and equipment amounting to ~~W~~196,882 million is included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	~~W~~	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

(*1)	Impairment loss on property, plant and equipment amounting to ~~W~~136,269 million is included.
(*2)	Includes assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Weighted average expenditure	~~W~~	1,070,280	1,733,503
Borrowing costs capitalized		40,321	40,990
Capitalization rate (%)		3.32 ~ 3.82	3.02 ~ 4.24

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Collateral right holder	2016		2015
Land(*1)	Korea Development Bank and others	~~W~~	925,670	826,802
Buildings and structures(*1)	Korea Development Bank and others		1,698,563	1,446,605
Machinery and equipment	Korea Development Bank and others		3,888,659	4,260,206
Tools	Korea Development Bank		—	162
Construction-in-progress	Export-Import Bank of Korea		—	1,000,318

		~~W~~	6,512,892	7,534,093

(*1)	Investment property and other assets (land-use right) are included.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

15.	Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016					2015
	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	1,669,556	(294,425)	—	1,375,131	1,660,395	(198,441)	—	1,461,954
Intellectual property rights		2,923,030	(401,156)	(703)	2,521,171	2,848,990	(181,098)	(806)	2,667,086
Premium in rental		139,843	(20,804)	—	119,039	148,141	(20,192)	—	127,949
Development expense		376,327	(259,184)	(131)	117,012	337,318	(201,278)	(244)	135,796
Port facilities usage rights		633,025	(376,408)	—	256,617	625,991	(361,190)	—	264,801
Exploration and evaluation assets		196,124	(33,856)	—	162,268	181,710	(30,566)	—	151,144
Customer relationships		859,643	(345,398)	—	514,245	857,417	(297,608)	—	559,809
Power generation permit		539,405	—	—	539,405	539,405	—	—	539,405
Other intangible assets		1,007,871	(524,000)	(30)	483,841	966,761	(468,934)	(17)	497,810

	~~W~~	8,344,824	(2,255,231)	(864)	6,088,729	8,166,128	(1,759,307)	(1,067)	6,405,754

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	44,215	(753)	(204,112)	(16,786)	31,521	2,521,171
Premium in rental(*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploration and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Mining development assets		—	12,634	—	—	—	(12,634)	—
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	~~W~~	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights		2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental(*1)		130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense		168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights		156,444	—	—	(11,810)	—	120,167	264,801
Exploration and evaluation assets		92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships		641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	~~W~~	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)
Reporting segments	Total number of CGUs
	2016	2015	CGUs	2016	2015
Steel	9	9	POSCO VST CO., LTD.	~~W~~36,955	36,955
			Others	13,151	13,279
Trading	3	3	POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*1)	1,163,922	1,163,922
			Others	8,070	7,638
E&C	4	4	POSCO Engineering CO., Ltd(*2)	111,309	194,637
			SANTOS CMI S.A.(*3)	—	11,795
			Others	166	763
Others	6	7	POSCO ENERGY CO., LTD.	26,471	26,471
			Others	15,087	6,494

Total	22	23		~~W~~1,375,131	1,461,954

(*1)	Recoverable amounts of POSCO DAEWOO Corporation (formerly, Daewoo International Corporation) are determined based on its value in use. As of December 31, 2016, value in use is estimated by applying 7.6% discount rate and 1.5% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceeded long-term average growth rate of its industry. No impairment loss on goodwill was recognized during the year ended December 31, 2016 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ~~W~~67,897 million. Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.33% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 0.93%. Management believes that any reasonably possible negative change in the key assumptions on which the recoverable amount is based would cause incurrence of impairment loss of goodwill.

(*2)	Recoverable amounts of POSCO Engineering CO., Ltd are determined based on its value in use. As of December 31, 2016, value in use is estimated by applying 9.0% discount rate and 1.0% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceeded long-term average growth rate of its industry. Impairment loss on goodwill of ~~W~~83,329 million was recognized during the year ended December 31, 2016 as the recoverable amount calculated by value in use of CGU decreased below the carrying value of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.57% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.90%.

(*3)	The Company recognized impairment loss of ~~W~~11,795 million since recoverable amount of SANTOS CMI S.A., a subsidiary of the Company, decreased below its carrying amount.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Advance payment	~~W~~	787,452	696,839
Prepaid expenses		105,102	107,379
Others		1,930	4,034

	~~W~~	894,484	808,252

Non-current
Long-term advance payment	~~W~~	27,189	3,467
Long-term prepaid expenses		380,678	403,536
Others(*1)		159,813	221,997

	~~W~~	567,680	629,000

(*1)	As of December 31, 2016 and 2015, the Company recognized tax assets amounting to ~~W~~100,693 million and ~~W~~132,489 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2015 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2016		2015
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2016~ December, 2016	January, 2017~ December, 2017	0.6~4.0	~~W~~	254,036	129,891
Short-term borrowings	HSBC and others	January, 2016~ December, 2016	January, 2017~ December, 2017	0.3~10.7		7,725,691	8,285,869

						7,979,727	8,415,760

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import bank of Korea and others	June, 2003~ September, 2016	January, 2017~ December, 2017	0.5~8.5		1,390,535	1,318,276
Current portion of foreign loan(*1)	NATIXIS	March, 1986	March, 2017	2.0		198	401
Current portion of debentures	Korea Development Bankand others	August, 2009~ March, 2016	March, 2017~ December, 2017	1.3~5.9		825,176	2,637,614
Less: Current portion of discount on debentures issued						(829)	(1,019)

						2,215,080	3,955,272

					~~W~~	10,194,807	12,371,032

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of December 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2016		2015
Long-term borrowings	Export-Import bank of Korea and others	January, 1983~ September, 2016	March, 2018~ December, 2099	0.4~6.6	~~W~~	6,506,343	6,814,753
Less : Present value discount						(141,530)	(76,828)
Foreign loan	—	—	—	—		—	200
Bonds	Korea Development Bank and others	August, 2009~ July, 2016	October, 2018~ July, 2025	1.2~6.3		6,163,896	6,134,132
Less: Discount on debentures issued						(18,518)	(23,058)

					~~W~~	12,510,191	12,849,199

(c)	Property, plant and equipment including investment property, cash equivalents, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~6,361,297 million, ~~W~~70,571 million, ~~W~~5,772 million (eighty four of notes receivable), ~~W~~72,015 million, ~~W~~9,839 million, ~~W~~66,175 million and ~~W~~151,596 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

18.	Other Payables

Other payables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Accounts payable	~~W~~	854,623	983,408
Accrued expenses		665,295	759,598
Dividend payable		7,770	6,453
Finance lease liabilities		24,523	26,876
Withholdings		299,448	352,758

	~~W~~	1,851,659	2,129,093

Non-current
Accounts payable	~~W~~	6,823	22,665
Accrued expenses		41,082	30,221
Finance lease liabilities		89,886	14,409
Long-term withholdings		70,768	67,175

	~~W~~	208,559	134,470

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Derivatives liabilities	~~W~~	85,786	117,841
Financial guarantee liabilities		63,962	84,276

	~~W~~	149,748	202,117

Non-current
Derivatives liabilities	~~W~~	37,110	37,661
Financial guarantee liabilities		44,199	17,035

	~~W~~	81,309	54,696

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

20.	Provisions

(a)	Provisions as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	42,986	—	42,602	—
Provision for construction warranties		10,551	86,158	10,656	70,790
Provision for legal contingencies and claims(*1)		4,348	78,964	—	52,610
Provision for the restoration(*2)		10,169	37,962	15,569	26,357
Others(*3,4)		46,811	134,655	33,493	71,935

	~~W~~	114,865	337,739	102,320	221,692

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~28,891 million and ~~W~~32,220 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of December 31, 2016 and 2015, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2016. In order to determine the estimated costs, the Company used the assumption that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.49% and 2.37% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.
(*3)	As of December 31, 2016 and 2015, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~87,827 million and ~~W~~41,638 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	As of December 31, 2016 and 2015, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION., LTD.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Changes in provisions for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	43,991	(14,012)	(188)	911	83,312
Provision for the restoration		41,926	31,673	(13,367)	(12,475)	374	48,131
Others		105,428	144,301	(68,143)	(3,086)	2,966	181,466

	~~W~~	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for the restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	~~W~~	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	30,344	25,224

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Present value of funded obligations	~~W~~	1,715,583	1,702,735
Fair value of plan assets(*1)		(1,693,118)	(1,532,090)
Present value of non-funded obligations		17,437	11,380

Net defined benefit liabilities	~~W~~	39,902	182,025

(*1)	As of December 31, 2016, the Company recognized net defined benefit assets amounting to ~~W~~83,702 million since there is a subsidiary whose fair value of plan assets exceeds present value of the defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Defined benefit obligation at the beginning of period	~~W~~	1,714,115	1,718,243
Current service costs		285,706	239,508
Interest costs		39,286	47,039
Remeasurements :		(32,927)	(63,364)
- Gain from change in financial assumptions		(72,910)	(37,367)
- Gain from change in demographic assumptions		(4,140)	(10,017)
- Others		44,123	(15,980)
Benefits paid		(278,278)	(157,983)
Others		5,118	(69,328)

Defined benefit obligation at the end of period	~~W~~	1,733,020	1,714,115

3)	Changes in fair value of plan assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Fair value of plan assets at the beginning of period	~~W~~	1,532,090	1,427,918
Interest on plan assets		37,385	41,145
Remeasurement of plan assets		(6,963)	(8,515)
Contributions to plan assets		328,671	243,082
Benefits paid		(189,817)	(127,808)
Others		(8,248)	(43,732)

Fair value of plan assets at the end of period	~~W~~	1,693,118	1,532,090

The Company expects to make an estimated contribution of ~~W~~180,232 million to the defined benefit plan assets in 2017.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

4)	The fair value of plan assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Equity instruments	~~W~~	56,187	58,987
Debt instruments		411,726	134,679
Deposits		1,167,475	1,294,442
Others		57,730	43,982

	~~W~~	1,693,118	1,532,090

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Current service costs	~~W~~	285,706	239,508
Net interest costs(*1)		1,901	5,894

	~~W~~	287,607	245,402

(*1)	The actual return on plan assets amounted to ~~W~~30,422 million and ~~W~~32,630 million for the years ended December 31, 2016 and 2015, respectively.

The above expenses by function were as follows:

(in millions of Won)	2016		2015
Cost of sales	~~W~~	161,810	170,334
Selling and administrative expenses		124,994	74,210
Others		803	858

	~~W~~	287,607	245,402

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	(272,152)	(314,106)
Current actuarial gains		20,540	41,954

Ending	~~W~~	(251,612)	(272,152)

7)	The principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

(%)	2016	2015
Discount rate	2.15~8.59	2.19~9.20
Expected future increase in salaries(*1)	1.00~10.00	1.05~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	1% Increase			1% Decrease
(in millions of Won)	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(126,918)	(7.3)	146,710	8.5
Expected future increases in salaries		145,222	8.4	(129,172)	(7.5)

9)	As of December 31, 2016 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years -20 years	After 20 years	Total
Benefits paid	~~W~~	83,983	456,679	667,805	684,859	483,152	2,376,478

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

22.	Other Liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Due to customers for contract work	~~W~~	1,160,201	812,120
Advances received		707,086	780,357
Unearned revenue		8,702	11,684
Withholdings		186,665	153,562
Others		22,307	31,129

	~~W~~	2,084,961	1,788,852

Non-current
Unearned revenue	~~W~~	20,013	20,838
Others		40,338	56,935

	~~W~~	60,351	77,773

23.	Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Financial assets at fair value through profit or loss
Derivatives assets held for trading	~~W~~	147,582	188,489
Available-for-sale financial assets		2,514,924	2,209,744
Held-to-maturity financial assets		2,470	23,379
Loans and receivables		19,390,610	20,601,109

	~~W~~	22,055,586	23,022,721

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	122,896	155,502
Financial liabilities measured at amortized cost
Trade accounts and notes payable		4,117,798	3,136,446
Borrowings		22,704,998	25,220,231
Financial guarantee liabilities		108,161	101,311
Others		2,007,114	2,197,463

	~~W~~	29,060,967	30,810,953

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2016 and 2015 were as follows:

①	For the year ended December 31, 2016

	Finance income and costs								Other comprehensive income
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	57,411	—	310,625	—	—	368,036	—
Available-for-sale financial assets		431	—	—	127,524	(248,404)	41,000	(79,449)	310,608
Held-to-maturity financial assets		266	—	—	—	—	38	304	—
Loans and receivables		181,778	—	140,751	(17,854)	—	(172)	304,503	—
Financial liabilities at fair value through profit or loss		—	(72,976)	—	(332,415)	—	—	(405,391)	—
Financial liabilities measured at amortized cost		(658,726)	—	(283,059)	(61)	—	(28,367)	(970,213)	—

	~~W~~	(476,251)	(15,565)	(142,308)	87,819	(248,404)	12,499	(782,210)	310,608

②	For the year ended December 31, 2015

	Finance income and costs								Other comprehensive loss
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	129,949	—	357,715	—	—	487,664	—
Available-for-sale financial assets		1,956	—	—	138,782	(142,781)	183,712	181,669	(187,854)
Held-to-maturity financial assets		456	—	—	—	—	(688)	(232)	—
Loans and receivables		207,781	—	283,030	(15,406)	—	(217)	475,188	—
Financial liabilities at fair value through profit or loss		—	(46,748)	—	(334,340)	—	—	(381,088)	—
Financial liabilities measured at amortized cost		(788,772)	—	(665,583)	—	—	(138,827)	(1,593,182)	—

	~~W~~	(578,579)	83,201	(382,553)	146,751	(142,781)	43,980	(829,981)	(187,854)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Cash and cash equivalents	~~W~~	2,447,619	4,870,185
Financial assets at fair value through profit or loss		147,582	188,489
Available-for-sale financial assets		51,649	55,320
Held-to-maturity financial assets		2,470	23,379
Loans and other receivables		7,104,940	6,014,651
Trade accounts and notes receivable, net		9,786,927	9,595,935
Long-term trade accounts and notes receivable, net		51,124	120,338

	~~W~~	19,592,311	20,868,297

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2016 and 2015, the maximum exposure to credit risk related to the financial guarantees amounted to ~~W~~2,999,709 million and ~~W~~4,129,825 million, respectively.

2)	Impairment losses on financial assets

①	Allowance for doubtful accounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Trade accounts and notes receivable	~~W~~	558,125	625,003
Other accounts receivable		203,346	146,031
Loans		210,346	220,966
Other assets		5,954	7,678

	~~W~~	977,771	999,678

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

②	Impairment losses on financial assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Bad debt expenses on trade accounts and notes receivable	~~W~~	165,150	189,616
Other bad debt expenses(*1)		50,225	158,071
Impairment loss on available-for-sale financial assets		248,404	142,781
Impairment loss on held-to-maturity financial assets		—	1,000
Less: Recovery of allowance for other bad debt accounts		(12,658)	(10,452)
Less: Recovery of impairment loss on held-to-maturity financial assets		(38)	(312)

	~~W~~	451,083	480,704

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	8,076,392	62,511	6,840,471	55,993
Over due less than 1 month		790,042	27,482	1,843,132	5,084
1 month - 3 months		205,394	8,955	367,663	1,781
3 months - 12 months		189,605	26,814	421,505	37,719
over 12 months		1,134,743	432,363	868,505	524,426

	~~W~~	10,396,176	558,125	10,341,276	625,003

④	The aging and impairment losses of other receivables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Other receivables		Impairment	Other receivables	Impairment
Not due	~~W~~	1,641,924	23,958	1,921,274	38,866
Over due less than 1 month		197,772	75,207	155,762	17,955
1 month - 3 months		27,525	1,189	10,285	302
3 months - 12 months		82,337	20,300	76,571	10,556
over 12 months		357,401	298,992	395,200	306,996

	~~W~~	2,306,959	419,646	2,559,092	374,675

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	999,678	954,153
Bad debt expenses		165,150	189,616
Other bad debt expenses		37,567	147,619
Others		(224,624)	(291,710)

Ending	~~W~~	977,771	999,678

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	4,117,798	4,117,798	4,073,286	44,512	—
Borrowings		22,704,998	25,309,261	10,783,630	11,241,991	3,274,640
Financial guarantee liabilities(*1)		108,161	2,999,709	2,999,709	—	—
Other financial liabilities		2,007,114	2,020,008	1,802,035	217,973	—

	~~W~~	28,938,071	34,446,776	19,658,660	11,504,476	3,274,640

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	Total
Currency forward	~~W~~	15,897	9,430	25,327
Currency futures		23,953	5	23,958
Currency swaps		41,933	25,207	67,140
Interest swaps		217	2,468	2,685
Other forwards		3,786	—	3,786

	~~W~~	85,786	37,110	122,896

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	5,007,649	6,636,065	5,535,915	7,196,614
EUR		463,110	550,235	433,686	657,734
JPY		45,975	821,403	64,495	1,036,545
Others		219,444	286,112	181,091	92,881

2)	As of December 31, 2016 and 2015, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016			2015
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(162,842)	162,842	(166,070)	166,070
EUR		(8,713)	8,713	(22,405)	22,405
JPY		(77,543)	77,543	(97,205)	97,205

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Fixed rate
Financial assets	~~W~~	8,650,483	9,686,358
Financial liabilities		(10,799,670)	(13,391,233)

	~~W~~	(2,149,187)	(3,704,875)

Variable rate
Financial liabilities	~~W~~	(12,019,737)	(11,828,998)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

3)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2016 and 2015, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016			2015
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(120,197)	120,197	(118,290)	118,290

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	2,139,687	2,139,687	1,854,784	1,854,784
Derivatives assets held for trading		147,582	147,582	188,489	188,489

		2,287,269	2,287,269	2,043,273	2,043,273

Assets measured at amortized cost(*2)
Cash and cash equivalents		2,447,619	2,447,619	4,870,185	4,870,185
Trade accounts and notes receivable, net		9,838,051	9,838,051	9,716,273	9,716,273
Loans and other receivables, net		7,104,940	7,104,940	6,014,651	6,014,651
Held-to-maturity financial assets		2,470	2,470	23,379	23,379

		19,393,080	19,393,080	20,624,488	20,624,488

Liabilities measured at fair value
Derivatives liabilities held for trading		122,896	122,896	155,502	155,502
Liabilities measured at amortized cost(*2)
Trade accounts and notes payable		4,117,798	4,117,798	3,136,446	3,136,446
Borrowings		22,704,998	22,956,571	25,220,231	25,413,577
Financial guarantee liabilities		108,161	108,161	101,311	101,311
Others		2,007,114	2,007,114	2,197,463	2,197,463

	~~W~~	28,938,071	29,189,644	30,655,451	30,848,797

(*1)	Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of financial assets and financial liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and financial liabilities measured at amortized cost except borrowings(fair value hierarchy level 2) since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	The fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2016 and 2016 are as follows:

①	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,800,943	—	338,744	2,139,687
Derivatives assets held for trading		—	137,236	10,346	147,582

		1,800,943	137,236	349,090	2,287,269

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	122,896	—	122,896

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,458,551	—	396,233	1,854,784
Derivatives assets held for trading		—	110,197	78,292	188,489

		1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	147,384	8,118	155,502

3)	Financial assets and financial liabilities classified as fair value hierarchy level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method, cash flow discount method. Inputs of the financial instrument valuation model are interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

4)	Financial assets and financial liabilities classified as fair value hierarchy level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy level 3 at the end of the year are as follows:

(in millions of Won)	Fair value	Valuation asessment method	Input	Scope of input	Effect on fair value assessment by unobservable input
Available for sale financial assets	~~W~~280,478	Discounted cash flows	Growth rate	0% ~ 2.0%	As growth rate increases, fair value increases
			Discount rate	0.5% ~ 11.9%	As discount rate increases, fair value decreases
	16,000	Peer group usage	PER	1.085 ~ 5.245	As PER increases, fair value increases
	42,266	Asset value approach	—	—	—
Derivatives assets	10,346	Discounted cash flows	Discount rate	8.39%	As discount rate increases, fair value decreases

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant at the end of the period and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input	Positive fluctuation		Negative fluctuation
Available for sale financial assets	Fluctuate 0.5% of growth rate	~~W~~	8,809	7,369
	Fluctuate 0.5% of discount rate		28,392	25,380
Derivatives assets	Fluctuate 0.5% of discount rate		72	71

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	466,407	154,905
Acquisition		47,493	381,960
Changes in the fair value of derivatives		(59,829)	48,487
Other comprehensive income		(38,731)	(13,523)
Impairment		(19,111)	(27,211)
Disposal		(47,139)	(78,211)

Ending	~~W~~	349,090	466,407

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(g)	Offsetting financial assets and financial liabilities

As of December 31, 2016 and 2015, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1)	December 31, 2016

(in millions of Won)	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	~~W~~	344,410	—	344,410	(344,410)	—	—
Derivatives(*1)		50,987	—	50,987	(25,095)	—	25,892

		395,397	—	395,397	(369,505)	—	25,892

Financial liabilities
Short-term borrowings		344,410	—	344,410	(344,410)	—	—
Derivatives(*1)		106,243	—	106,243	(25,095)	(3,083)	78,065

	~~W~~	450,653	—	450,653	(369,505)	(3,083)	78,065

(*1)	Some of the derivative contracts are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

2)	December 31, 2015

(in millions of Won)	Gross amounts of recognized financial instruments		Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received or pledged	Net amount
Financial assets
Trade accounts and notes receivable	~~W~~	390,172	—	390,172	(390,172)	—	—
Derivatives		73,471	—	73,471	(68,783)	—	4,688

		463,643	—	463,643	(458,955)	—	4,688

Financial liabilities
Short-term borrowings		390,172	—	390,172	(390,172)	—	—
Derivatives		122,274	—	122,274	(68,783)	(1,349)	52,142

	~~W~~	512,446	—	512,446	(458,955)	(1,349)	52,142

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2016 and 2015 are as follows:

(Share, in Won)	2016		2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2016, total shares of ADRs of 39,889,560 outstanding in overseas stock market are equivalent to 9,972,390 of common stock.
(*2)	As of December 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2016 and 2015 were as follows:

(share)	2016			2015
	Issued shares	Treasury shares	Number of Outstanding shares	Issued shares	Treasury shares	Number of Outstanding shares
Beginning	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,193,807)	79,993,028
Disposal of treasury shares	—	2,017	2,017	—	2,620	2,620
Ending	87,186,835	(7,189,170)	79,997,665	87,186,835	(7,191,187)	79,995,648

(c)	Capital surplus as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,788	783,756
Other capital surplus		150,178	136,042

	~~W~~	1,397,791	1,383,623

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2016		2015
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Conditions of issuance of hybrid bonds as of December 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3% Reset every 5 years as follows;	Issue date ~ 2023-06-12 : 4.6% Reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ~~W~~2,389 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2016		2015
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Conditions of issuance of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-08-29 : 4.66%
Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.39%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%
Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.45%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21%
Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.55%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ~~W~~2,000 million.

26.	Reserves

(a)	Reserves as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(301,734)	(426,360)
Changes in the unrealized fair value of available-for-sale investments		276,143	(38,294)
foreign currency translation differences		(99,264)	(109,646)
Others		(19,130)	(20,456)

	~~W~~	(143,985)	(594,756)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Changes in fair value of available-for-sale investments for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning balance	~~W~~	(38,294)	144,783
Changes in the unrealized fair value of available-for-sale investments		218,542	(236,752)
Reclassification to profit or loss upon disposal		(88,781)	(45,817)
Impairment of available-for-sale investments		187,108	94,487
Others		(2,432)	5,005

Ending balance	~~W~~	276,143	(38,294)

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2016 and 2015 were as follows:

(shares, in millions of Won)	2016			2015
	Number of shares	Amount		Number of shares	Amount
Beginning	7,191,187	~~W~~	1,533,898	7,193,807	~~W~~	1,534,457
Disposal of treasury shares	(2,017)		(430)	(2,620)		(559)

Ending	7,189,170	~~W~~	1,533,468	7,191,187	~~W~~	1,533,898

28.	Revenue

Details of revenue for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Sales of goods	~~W~~	43,683,169	47,018,466
Service sales		2,276,534	2,489,447
Construction sale		6,641,465	8,216,531
Rental income		8,930	11,757
Others		473,415	456,144

	~~W~~	53,083,513	58,192,345

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

29.	Construction Contracts

(a)	Construction contracts in progress as of December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016			2015
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	22,481,812	326,599	18,786,683	311,726
Add: Accumulated profit		1,586,096	50,181	1,374,548	34,939
Less: Accumulated loss		(1,115,245)	(22,942)	(430,957)	(16,510)

Accumulated revenue		22,952,663	353,838	19,730,274	330,155
Less: Progress billings		(23,157,151)	(353,956)	(19,265,173)	(344,252)
Others		2,909	5,800	(24,967)	(20,126)

	~~W~~	(201,579)	5,682	440,134	(34,223)

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
	Construction segment	Others	Construction segment	Others
Due from customers for contract work	894,181	70,123	1,157,617	60,414
Due to customers for contract work	(1,095,760)	(64,441)	(717,483)	(94,637)

	(201,579)	5,682	440,134	(34,223)

(c)	Details of the provisions of construction loss, the allowance for due from customers and the accounts receivable of construction as of December 31, 2016 and December 31, 2015 are as follows:

(in millions of Won)	2016		2015
Construction segment	~~W~~	141,669	55,101
Others		3,524	1,380

	~~W~~	145,193	56,481

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Due to the factors causing the variation of costs during the year ended December 31, 2016, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the year ended December 31, 2016 and the future period are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of construction contract(*1)
			Net income (loss)	Future income (loss)	Total
Construction segment(*2)	~~W~~	1,324,570	(769,112)	131,311	(637,801)
Others		5,550	4,518	(559)	3,959

	~~W~~	1,330,120	(764,594)	130,752	(633,842)

(*1)	The effect on the current and future profit is estimated based on the circumstances have occurred from the commencement date of the contract to the end of the year. These estimation is evaluated from the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during the period.
(*2)	During the year ended December 31, 2016, the Group identified an error in calculating the estimated total contract cost of POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA, a subsidiary of the construction division, and reflected the effect of error correction amounting to ~~W~~84,314 million as loss of the year ended December 31, 2016.

(f)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can be increased by additional contract work, claims and incentive payments in the course of construction, or decreased by the penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues are affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized according to the percentage of completion, which is measured on the basis of the gross amount incurred to date. Total contract costs are estimated based on future estimates of material costs, labor costs, outsourcing cost and others. There are the uncertainty of future estimates due to various internal and external effect such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs each end of the reporting period and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

30.	Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Wages and salaries	~~W~~	769,589	810,851
Expenses related to post-employment benefits		200,956	87,293
Other employee benefits		176,794	193,967
Travel		40,828	48,426
Depreciation		74,486	111,683
Amortization		168,525	162,312
Communication		11,186	12,502
Electricity expenses		7,527	9,573
Taxes and public dues		78,895	74,315
Rental		82,005	119,836
Repairs		11,316	11,677
Entertainment		13,157	15,740
Advertising		86,141	90,698
Research & development ●		120,608	135,508
Service fees		201,129	218,751
Supplies		7,297	9,855
Vehicles maintenance		10,090	10,756
Industry association fee		13,468	12,603
Conference		13,108	16,053
Contribution to provisions		6,532	14,900
Bad debt expenses		165,150	189,616
Others		32,753	38,333

	~~W~~	2,291,540	2,395,248

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Selling expenses

Selling expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Freight and custody expenses	~~W~~	1,342,009	1,531,906
Operating expenses for distribution center		10,315	11,021
Sales commissions		94,377	80,165
Sales advertising		5,117	3,220
Sales promotion		10,670	22,443
Sample		2,335	2,576
Sales insurance premium		31,379	30,682
Contract cost		49,480	38,425
Others		8,004	8,518

	~~W~~	1,553,686	1,728,956

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Administrative expenses	~~W~~	120,608	135,508
Cost of sales		324,190	356,173

	~~W~~	444,798	491,681

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

32.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Finance income
Interest income	~~W~~	182,475	210,193
Dividend income		41,000	183,712
Gain on foreign currency transactions		1,032,552	1,025,240
Gain on foreign currency translations		377,723	466,090
Gain on derivatives transactions		316,524	366,482
Gain on valuations of derivatives		147,111	155,334
Gain on disposals of available-for-sale financial assets		130,830	139,136
Others		3,765	10,886

	~~W~~	2,231,980	2,557,073

Finance costs
Interest expenses	~~W~~	658,726	788,772
Loss on foreign currency transactions		1,147,192	1,157,161
Loss on foreign currency translations		405,391	716,722
Loss on derivatives transactions		338,314	343,118
Loss on valuation of derivatives		162,676	72,133
Impairment loss on available-for-sale financial assets		248,404	142,781
Others		53,487	166,367

	~~W~~	3,014,190	3,387,054

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

33.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	23,112	48,232
Gain on disposals of investment in subsidiaries, associates and joint ventures		23,305	88,718
Gain on disposals of property, plant and equipment		23,826	22,730
Recovery of allowance for other doubtful accounts		12,658	10,452
Rental revenues		1,771	1,019
Gain on insurance proceeds		22,400	14,976
Others		108,064	160,210

	~~W~~	215,136	346,337

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	24,890	133,547
Loss on disposals of assets held for sale		254	190,357
Loss on disposals of investment in subsidiaries, associates and joint ventures		22,499	18,996
Loss on disposals of property, plant and equipment		86,622	101,732
Impairment loss on property, plant and equipment		196,882	136,269
Impairment loss on intangible assets		127,875	161,412
Other bad debt expenses		50,225	158,071
Idle tangible asset expenses		6,437	12,773
Impairment loss on other non-current assets		9,894	12,264
Contribution to provisions		53,058	18,396
Donations		43,810	62,957
Others(*1)		133,274	435,524

	~~W~~	755,720	1,442,298

(*1)	The Company paid ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

34. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2016		2015
Raw material used, changes in inventories and others	~~W~~	30,300,229	33,578,772
Employee benefits expenses(*2)		3,444,276	3,472,295
Outsourced processing cost		7,678,055	8,681,271
Electricity expenses		1,018,429	1,251,546
Depreciation(*1)		2,835,843	2,836,663
Amortization		378,004	381,583
Freight and custody expenses		1,342,009	1,531,906
Sales commissions		94,377	80,165
Loss on disposal of property, plant and equipment		86,622	101,732
Impairment loss on property, plant and equipment		196,882	136,269
Impairment loss on intangible assets		127,875	161,412
Contribution to provisions		189,914	86,903
Donations		43,810	62,957
Others		3,258,583	4,861,126

	~~W~~	50,994,908	57,224,600

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Wages and salaries	~~W~~	3,016,488	3,186,237
Expenses related to post-employment benefits		427,788	286,058

	~~W~~	3,444,276	3,472,295

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2016 and 2015 was as follows:

(in millions of Won)	2016		2015
Current income taxes	~~W~~	699,269	553,041
Deferred income tax due to temporary differences		(204,565)	(246,500)
Items recorded directly in equity		(110,019)	(29,602)

Income tax expense	~~W~~	384,685	276,939

(b)	The income taxes credited (charged) directly to equity during the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Net changes in the unrealized fair value of available-for-sale investments	~~W~~	(100,550)	60,077
Loss (gain) on sale of treasury shares		(10)	12
Other capital surplus		—	(83,746)
Others		(9,459)	(5,945)

	~~W~~	(110,019)	(29,602)

(c)	The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2016 and 2015.

(in millions of Won)	2016		2015
Profit before income tax expense	~~W~~	1,432,854	180,758
Income tax expense computed at statutory rate		346,289	43,281
Adjustments:
Tax credits		(29,083)	(152,139)
Under (over) provisions from prior years		(1,876)	(47,053)
Investment in subsidiaries, associates and joint ventures		(74,859)	442,594
Tax effects due to permanent differences		117,104	(26,045)
Others		27,110	16,301

		38,396	233,658

Income tax expense	~~W~~	384,685	276,939

Effective tax rate (%)		26.85%	153.21%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016				2015
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	202,592	10,527	213,119	195,735	6,857	202,592
Reserve for technology developments		(177,676)	85,716	(91,960)	(259,033)	81,357	(177,676)
PP&E - Depreciation		(15,240)	3,601	(11,639)	(6,675)	(8,565)	(15,240)
Share of profit or loss of equity-accounted investees		(45,174)	115,433	70,259	(96,693)	51,519	(45,174)
Allowance for inventories valuation		13,373	2,278	15,651	1,991	11,382	13,373
PP&E - Revaluation		(1,393,501)	(130,648)	(1,524,149)	(1,222,599)	(170,902)	(1,393,501)
Prepaid expenses		19,180	485	19,665	17,461	1,719	19,180
PP&E - Impairment loss		8,055	(2,760)	5,295	21,962	(13,907)	8,055
Gain or loss on foreign currency translation		(29,355)	23,398	(5,957)	(69,112)	39,757	(29,355)
Defined benefit obligations		354,175	7,663	361,838	365,721	(11,546)	354,175
Plan assets		(287,839)	(28,686)	(316,525)	(298,072)	10,233	(287,839)
Provision for construction losses		612	385	997	4,953	(4,341)	612
Provision for construction warranty		21,604	2,718	24,322	20,371	1,233	21,604
Accrued income		(8,982)	(459)	(9,441)	(3,691)	(5,291)	(8,982)
Impairment loss on AFS		266,474	(21,306)	245,168	172,001	94,473	266,474
Difference in acquisition costs of treasury shares		62,116	(17)	62,099	62,139	(23)	62,116
Others		278,002	102,401	380,403	81,310	196,692	278,002

		(731,584)	170,729	(560,855)	(1,012,231)	280,647	(731,584)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		50,043	(100,550)	(50,507)	(10,034)	60,077	50,043
Others		61,291	(9,459)	51,832	67,236	(5,945)	61,291

		111,334	(110,009)	1,325	57,202	54,132	111,334

Deferred tax from tax credit
Tax credit carry-forward and others		277,261	30,074	307,335	339,959	(62,698)	277,261
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		(18,088)	104,217	86,129	(21,627)	3,538	(18,089)

	~~W~~	(361,077)	195,011	(166,066)	(636,697)	275,619	(361,078)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Deferred tax assets and liabilities for the years ended December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016				2015
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	213,119	—	213,119	202,592	—	202,592
Reserve for technology developments		—	(91,960)	(91,960)	—	(177,676)	(177,676)
PP&E - Depreciation		50,843	(62,482)	(11,639)	34,575	(49,815)	(15,240)
Share of profit or loss of equity-accounted investees		178,538	(108,279)	70,259	52,521	(97,695)	(45,174)
Allowance for inventories valuation		15,651	—	15,651	13,373	—	13,373
PP&E - Revaluation		—	(1,524,149)	(1,524,149)	—	(1,393,501)	(1,393,501)
Prepaid expenses		19,665	—	19,665	19,180	—	19,180
PP&E - Impairment loss		5,397	(102)	5,295	8,159	(104)	8,055
Gain or loss on foreign currency translation		99,836	(105,793)	(5,957)	107,076	(136,431)	(29,355)
Defined benefit obligations		361,838	—	361,838	354,175	—	354,175
Plan assets		—	(316,525)	(316,525)	—	(287,839)	(287,839)
Provision for construction losses		997	—	997	612	—	612
Provision for construction warranty		24,322	—	24,322	21,604	—	21,604
Accrued income		—	(9,441)	(9,441)	—	(8,982)	(8,982)
Impairment loss on AFS		245,168	—	245,168	266,474	—	266,474
Difference in acquisition costs of treasury shares		62,099	—	62,099	62,116	—	62,116
Others		429,079	(48,676)	380,403	351,558	(73,556)	278,002

		1,706,552	(2,267,407)	(560,855)	1,494,015	(2,225,599)	(731,584)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		50,245	(100,752)	(50,507)	218,161	(168,118)	50,043
Others		42,507	9,325	51,832	76,086	(14,795)	61,291

		92,752	(91,427)	1,325	294,247	(182,913)	111,334

Deferred tax from tax credit
Tax credit carry-forward and others		307,335	—	307,335	277,261	—	277,261
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		561,505	(475,376)	86,129	518,326	(536,415)	(18,089)

	~~W~~	2,668,144	(2,834,210)	(166,066)	2,583,849	(2,944,927)	(361,078)

(f)	As of December 31, 2016, the Company did not recognize income tax effects associated with deductible temporary differences of ~~W~~4,612,900 million (deferred tax assets ~~W~~1,116,322 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2016, the Company did not recognize income tax effects associated with taxable temporary differences of ~~W~~3,933,428 million (deferred tax liabilities ~~W~~951,890 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2016 and 2015 were as follows:

(in Won, except per share information)	2016		2015
Profit attribute to controlling interest	~~W~~	1,363,309,633,135	180,646,881,979
Interests of hybrid bonds		(33,225,163,081)	(33,029,632,499)
Weighted-average number of common shares outstanding(*1)		79,996,389	79,993,834

Basic and diluted earnings per share	~~W~~	16,627	1,845

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2016	2015
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,446)	(7,193,001)

Weighted-average number of common shares outstanding	79,996,389	79,993,834

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	29,511	16,661	8	183,768	—	24,511
POSCO Processing&Service		1,212,220	5,778	549,803	2,896	22,704	2,445
POSCO COATED & COLOR STEEL Co., Ltd.		326,078	2,560	—	—	12,232	126
POSCO ICT(*4)		1,224	727	—	219,301	32,456	171,107
eNtoB Corporation		—	5	278,016	9,836	212	19,436
POSCO CHEMTECH		319,164	33,784	502,448	14,847	290,427	5,139
POSCO ENERGY CO., LTD.		187,311	1,382	—	—	—	7
POSCO TMC Co., Ltd.(*5)		219,489	—	2	—	863	1,177
POSCO AST(*5)		152,098	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*6)		3,227,716	34,341	92,203	—	343	—
POSCO Thainox Public Company Limited		237,471	2,915	9,593	—	19	548
POSCO America Corporation		469,543	—	284	—	—	1,103
POSCO Canada Ltd.		275	—	148,528	—	—	—
POSCO Asia Co., Ltd.		1,758,080	1,373	403,174	247	939	3,602
Qingdao Pohang Stainless Steel Co., Ltd.		135,405	—	—	—	—	525
POSCO JAPAN Co., Ltd.		1,112,489	128	23,217	3,744	345	3,841
POSCO-VIETNAM Co., Ltd.		226,063	445	—	—	—	—
POSCO MEXICO S.A. DE C.V.		274,210	462	—	—	—	—
POSCO Maharashtra Steel Private Limited		355,829	2,613	—	—	—	93
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		149,911	—	—	—	—	—
Others		766,263	22,717	207,601	62,202	212,344	145,562

		11,160,350	125,892	2,214,877	496,841	592,579	380,144

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,245	48	3,533	244,898	16,812	8,146
SNNC		6,004	1,042	487,395	—	—	2
POSCO-SAMSUNG-Slovakia Processing center		44,686	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		26,625	13,122	175,246	—	—	—

		79,588	43,509	667,269	244,898	17,439	8,148

	~~W~~	11,239,938	169,401	2,882,146	741,739	610,018	388,292

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2016, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended December 31, 2016, it was merged into POSCO Processing& Service.
(*6)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

2)	For the year ended December 31, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	4,441	145	19	427,760	2,250	37,488
POSCO Processing&Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel(*1)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.(*1)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others(*2)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures
SeAH Changwon Integrated Special Steel(*1)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd.(*1)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		26,379	—	—	—	—	—
Others(*3,4)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	~~W~~	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate(Note 11).
(*2)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.
(*3)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.
(*4)	The Company has recovered loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company during the year ended December 31, 2015

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	The related account balances of significant transactions between the controlling company and related companies as of December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and jointventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2016 and 2015 were as follows:

1)	December 31, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and jointventures
SeAH Changwon intergrated Special Steel	~~W~~	16,294	—	22,029	—
POSCO PLANTEC Co., Ltd.		21,659	5	3,335	5,912
New Songdo International City Development, LLC		226,042	—	—	14
SNNC		29,330	—	21,479	9,494
Posco e&c Songdo International Building		4,238	—	—	16,219
Chun-cheon Energy Co., Ltd		288,307	—	—	—
Noeul Green Energy		107,268	—	—	—
Incheon-Gimpo Expressway Co., Ltd.		102,183	—	—	—
VSC POSCO Steel Corporation		43,650	47	479	—
USS-POSCO Industries		287,072	—	1,195	—
CSP - Compania Siderurgica do Pecem		157,814	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		61,844	—	57,179	—
LLP POSUK Titanium		—	—	14,575	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	24,365	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		15,759	—	—	—
PT. Batutua Tembaga Raya		—	—	13,079	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		31,711	—	65	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	364	2,472
Sebang Steel		—	—	26,276	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		157,886	—	3,535	—
DMSA/AMSA		—	—	72,582	—
South-East Asia Gas Pipeline Company Ltd.		—	87,973	—	—
Others		195,139	11,184	16,664	1,801

	~~W~~	1,746,446	99,223	277,201	35,912

2)	December 31, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and jointventures
SeAH Changwon intergrated Special Steel	~~W~~	32,802	—	49,862	1,977
POSCO PLANTEC Co., Ltd.		10,543	—	5,953	6,386
New Songdo International City Development, LLC		420,094	—	—	667
SNNC		32,160	44	6,518	53,260
Posco e&c Songdo International Building		6,278	—	—	25,197
VSC POSCO Steel Corporation		37,416	—	2,395	3
USS-POSCO Industries		353,626	—	1,109	—
CSP - Compania Siderurgica do Pecem		845,979	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		68,300	111	70,236	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	23,320	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		9,668	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,310	—	4	—
Zhangjiagang Pohang Refractories Co., Ltd.		970	1,248	17,484	2,023
Sebang Steel		—	—	29,007	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		214,521	—	3,960	3,190
DMSA/AMSA		800	9,322	241,074	—
South-East Asia Gas Pipeline Company Ltd.		—	47,556	—	—
Others		415,217	17,793	18,518	2,683

	~~W~~	2,478,687	76,074	469,440	95,386

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2016 and December 31, 2015 are as follows:

1)	December 31, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chun-cheon Energy Co., Ltd		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP - Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	51,037	6,593	242,032	4,615	750	5,365

	~~W~~	863,568	592,357	163,880	1,619,805	11,106	122,589	133,695

2)	December 31, 2015

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP - Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO.,LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	~~W~~	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2016 and 2015 were as follows:

1)	December 31, 2016

(in millions of Won)	Beginning		Lend	Collect	Others(*3)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building(*1)		—	298,865	—	(298,865)	—
DMSA/AMSA(*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,274	—	—	164	5,438
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251

	~~W~~	571,354	400,264	(75,127)	(304,134)	592,357

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.
(*2)	During the year ended December 31, 2016, loans amounting to ~~W~~24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2015

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulya		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	~~W~~	617,060	26,445	(38,584)	(33,567)	571,354

(*1)	During the year ended December 31, 2015, loans amounting to ~~W~~72,430 have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(f)	For the years ended December 31, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)	2016		2015
Short-term benefits	~~W~~	90,916	111,278
Long-term benefits		17,905	19,513
Retirement benefits		17,870	21,850

	~~W~~	126,691	152,641

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2016 are as follows.

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	MIZUHO and others	USD	100,000,000	120,850	100,000,000	120,850
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	177,077	131,874,750	159,370
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great&CO Co.,Ltd(SPC)	THB	5,501,000,000	184,999	5,501,000,000	184,999
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	101,253	83,784,000	101,253
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	684,094	353,348,300	427,021
	POSCO MEXICO S.A. DE C.V.	Korea Development Bank and others	USD	344,725,000	416,601	234,725,000	283,664
	POSCO SS-VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	428,233	344,413,094	416,224
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	78,553	24,375,000	29,458
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	236,866	196,000,000	236,866
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,631,836	1,210,963,477	1,463,448
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Korea Development Bank and others	CNY	1,084,955,000	187,979	1,084,955,000	187,979
POSCO DAEWOO Corporation (formerly. Daewoo International Corporation)	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	65,742	36,000,000	43,506
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,708	14,652,750	17,708
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	165,000,000	199,403	145,724,134	176,108
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	93,625,000	113,146	93,625,000	113,146
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	8,000,000	9,668	8,000,000	9,668
POSCO ENGINEERING & CONSTRUCTION., LTD.	EPC EQUITIES LLP	SG BANK SEOUL and others	USD	59,000,000	71,302	59,000,000	71,302
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	177,650	147,000,000	177,650
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,940	16,500,000	19,940
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	120,850	100,000,000	120,850
	SANTOS CMI INC. USA	Citi New York	USD	8,000,000	9,668	8,000,000	9,668
	SANTOSCMI S.A.	Citi Ecuador	USD	3,000,000	3,626	3,000,000	3,626
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,800,000	2,175	1,800,000	2,175
POSCO Engineering CO., Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	39,450,863	47,676	39,450,863	47,676
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	6,043	5,000,000	6,043
POSCO M-TECH	PT. POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	15,106	12,500,000	15,106
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	Hana Bank	USD	33,600,000	40,606	24,470,588	29,573
POSCO Processing & Service	POSCO Canada Ltd.	Korea Development Bank	USD	8,114,925	9,807	7,728,500	9,340
	POSCO Gulf SFC LLC	Hana Bank and others	USD	45,700,000	55,228	43,650,000	52,751
	Pos-Sea Pte Ltd	Woori Bank and others	USD	20,000,000	24,170	3,900,000	4,713
POSCO Japan Co., Ltd.	POSCO Japan PC CO., LTD	Higo Bank and others	JPY	593,200,000	6,151	593,200,000	6,151
POSCO Coated & Color Steel Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. And others	USD	13,986,947	16,903	13,986,947	16,903
POSCO ENERGY CO., LTD.	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	234,328	153,560,430	185,578

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	507,572	420,000,000	507,572
		BNDES	BRL	464,060,000	172,389	461,494,142	171,436
	LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	18,128	15,000,000	18,128
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	GLOBAL KOMSCO Daewoo LLC	Industrial & Commercial Bank of China and others	USD	9,187,500	11,103	8,225,000	9,940
POSCO ICT	INCHEON GIMPO EXPRESSWAY CO.,LTD	Korea Development Bank	KRW	100,000	100,000	100,000	100,000
	UITRANS COPORATION	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	7,111	2,774,489	3,353
	PT.INDONESIA POS CHEMTECH CHOSUN Ref	Hana Bank	USD	3,900,000	4,713	3,900,000	4,713
[Others]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)	Ambatovy Project Investments Limited and others	Export-Import Bank of korea	USD	87,272,727	105,469	44,620,083	53,923
POSCO ENGINEERING & CONSTRUCTION., LTD.	Ecocity CO.,LTD and others	Others	KRW	1,330,350	1,330,350	674,531	674,531
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	60,425	50,000,000	60,425
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	123,880	123,880	105,289	105,289
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	10,511	10,511	3,532	3,532
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	8,277,336	7,218	8,277,336	7,218
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS INFRA AUTO	Korea Development Bank	USD	405,000	489	405,000	489

			USD	4,841,636,012	5,851,118	4,161,957,405	5,029,727
			KRW	2,843,901	2,843,901	2,162,512	2,162,512
			CNY	1,084,955,000	187,979	1,084,955,000	187,979
			THB	5,501,000,000	184,999	5,501,000,000	184,999
			JPY	593,200,000	6,151	593,200,000	6,151
			AUD	8,277,336	7,218	8,277,336	7,218
			BRL	464,060,000	172,389	461,494,142	171,436

(c)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~605,508 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ~~W~~303,789 million as of December 31, 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(d) Other commitments

Details of other commitments of the Company as of December 31, 2016 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 6.49 million. The borrowings are related to the Company’s the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2015, the ending balance of the borrowing amounts to USD 4.09 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION ., LTD.	As of December 31, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has comprehensive loan agreements of up to ~~W~~213.5 billion and USD 218 million with Woori Bank. Also, POSCO ENGINEERING & CONSTRUCTION., LTD. has bank overdraft agreements of up to ~~W~~20 billion with Woori Bank.Comprehensive loan agreements include bank overdraft up to ~~W~~20 billion of loans on checking account during the day with Woori Bank.

POSCO ICT	As of December 31, 2016, in relation to contract enforcement, POSCO ICT was provided with ~~W~~80,887 million and ~~W~~50,483 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e) Litigation in progress

As of December 31, 2016, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(In millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO	37	KRW	123,858	123,858	Lawsuit on claim for employee right and others
	2	USD	1,783	2,155	Arbitration on trading and other
POSCO DAEWOO Corporation (formerly. Daewoo International Corporation)	1	EUR	2,667	3,381	Lawsuit on claim for payment
	2	INR	4,469,396	79,511	Lawsuit on claim for payment on guarantees(*1)
	10	KRW	5,802	5,802	Lawsuit on claim for payment and others
	3	USD	15,644	18,906	Lawsuit on claim for damages and others
	1	CAD	79,000	70,683	Lawsuit on claim for damages
	1	PKR	124,775	1,314	Lawsuit on claim for damages
POSCO ENGINEERING & CONSTRUCTION., LTD.	69	KRW	185,225	185,225	Arbitration on construction costs allocation and others
POSCO Processing&Service	5	KRW	7,800	7,800	Revoking of fraudulent act and others and others(*1)
POSCO Engineering CO.,Ltd	15	KRW	102,711	102,711	Lawsuit on claim for damages and others(*1)
POSCO ICT	12	KRW	13,869	13,869	Lawsuit on claim for damages and others
POSCO M-TECH	2	KRW	1,020	1,020	Lawsuit on claim for damages and others
POSCO ENERGY CO., LTD.	2	KRW	5,202	5,202	Lawsuit on claim for damages and revocation of electricity supply contract
POSCO E&C CHINA CO., LTD.	4	CNY	4,159	721	Lawsuit on claim for payment of reserve for construction warranty
	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
POSPOWER Co., Ltd.	1	KRW	9,668	9,668	Lawsuit on claim for payment on service contract(*1)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	6	TRY	31	11	Lawsuit on claim for unfair dismissal and others
POSCO CHEMTECH	1	KRW	657	657	Lawsuit on claim for payment on construction(*1)
PT. KRAKATAU POSCO	1	IDR	74,548,384	6,694	Lawsuit on claim for payment on construction
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	42	BRL	97,736	36,307	Lawsuit on claim for damages and others
POSCO Humans	2	KRW	95	95	Lawsuit on claim for debt collection and others
POSCO(Dalian) IT Center Development Co., Ltd.	7	CNY	9,440	1,636	Lawsuit over contract dispute dealing apartment
Brazil Sao Paulo Steel Processing Center	3	BRL	1,264	469	Lawsuit on claim for payment on construction and others
POSCO A&C	2	KRW	911	911	Lawsuit on claim for payment on service contract
eNtoB Corporation	1	KRW	5	5	Lawsuit on claim for payment
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	1	PLN	3	1	Lawsuit on claim for payment

(*1)	The Company made a reliable estimate in 15 lawsuits by considering the possibility and amount of outflow of resources and recognized ~~W~~28,891 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2016 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(f)	Other contingencies

POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation (Formerly. Daewoo International Corporation)	As of December 31, 2016, POSCO DAEWOO Corporation has provided thirty-five blank promissory notes and sixteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION ., LTD.	As of December 31, 2016, POSCO ENGINEERING & CONSTRUCTION., LTD. has provided eight blank promissory notes and thirty-six blank checks as collateral for agreements and outstanding loans.

POSCO ICT	As of December 31, 2016, POSCO ICT has provided two blank promissory notes and eight blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Trade accounts and notes receivable	~~W~~	181,189	1,686,910
Other receivables		191,591	259,741
Inventories		(767,501)	2,095,732
Other current assets		(287,377)	42,131
Other non-current assets		33,584	72,826
Trade accounts and notes payable		769,337	(894,129)
Other payables		(179,174)	39,811
Other current liabilities		196,178	(182,518)
Provisions		(124,884)	(119,172)
Payments severance benefits		(278,278)	(157,983)
Plan assets ●		(138,854)	(115,274)
Other non-current liabilities		(21,626)	25,964

	~~W~~	(425,815)	2,754,039

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

40.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Transferred to assets held for sale	~~W~~	473,282	933,530
Transferred to liabilities related to assets held for sale		—	169,312
Acquisition of debts of associate		298,865	—
Acquisition of available-for-sale investment through exchanging shares		—	295,398

41.	Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Information about reportable segments as of and for the years ended December 31, 2016 and 2015 was as follows:

1)	As of and for the year ended December 31, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	26,844,154	16,774,078	6,768,348	2,696,933	53,083,513
Internal revenues		16,062,016	9,646,026	713,703	2,379,945	28,801,690
Including inter segment revenue		8,992,783	5,296,847	557,526	2,285,128	17,132,284
Total revenues		42,906,170	26,420,104	7,482,051	5,076,878	81,885,203
Interest income		126,210	40,424	65,256	13,564	245,454
Interest expenses		(459,345)	(70,841)	(102,292)	(126,523)	(759,001)
Depreciation and amortization		(2,788,535)	(165,863)	(57,719)	(264,299)	(3,276,416)
Impairment loss on property, plant and equipment and others		(99,165)	(45,995)	(9,426)	(88,696)	(243,282)
Impairment loss on available-for-sale investments		(225,225)	(28,988)	(35,331)	(24,902)	(314,446)
Share of loss of equity-accounted investees, net		(211,084)	(53,586)	(283,833)	(6,369)	(554,872)
Income tax expense		(495,874)	(18,629)	107,520	(56,026)	(463,009)
Segment profit (loss)		1,511,383	53,244	(1,403,712)	(25,889)	135,026
Segment assets		69,914,939	13,580,179	9,501,046	8,529,600	101,525,764
Investment in subsidiaries, associates and joint ventures		16,109,360	1,100,973	795,445	1,200,295	19,206,073
Acquisition of non-current assets		2,334,842	249,597	25,533	191,715	2,801,687
Segment liabilities		20,292,764	10,134,170	6,780,380	4,709,689	41,917,003

2)	As of and for the year ended December 31, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	28,292,824	18,315,487	8,515,780	3,068,254	58,192,345
Internal revenues		16,543,951	8,692,020	1,352,067	2,691,361	29,279,399
Including inter segment revenue		9,146,808	4,480,744	1,090,193	2,571,219	17,288,964
Total revenues		44,836,775	27,007,507	9,867,847	5,759,615	87,471,744
Interest income		139,821	55,630	27,134	16,173	238,758
Interest expenses		(560,767)	(76,672)	(91,742)	(141,095)	(870,276)
Depreciation and amortization		(2,782,680)	(166,814)	(50,605)	(282,817)	(3,282,916)
Impairment loss on property, plant and equipment and others		(243,828)	(17,281)	(28,345)	(22,979)	(312,433)
Impairment loss on available-for-sale investments		(151,503)	(1,410)	(47,616)	(40,261)	(240,790)
Share of loss of equity-accounted investees, net		(562,133)	(212,535)	(25,223)	(22,618)	(822,509)
Income tax expense		(390,000)	(4,772)	(30,615)	(18,718)	(444,105)
Segment profit (loss)		181,495	38,843	(275,651)	(65,570)	(120,883)
Segment assets		70,102,972	12,160,406	9,997,683	10,962,594	103,223,655
Investment in subsidiaries, associates and joint ventures		17,457,391	1,097,971	1,076,024	1,186,307	20,817,693
Acquisition of non-current assets		2,102,674	303,753	276,863	345,971	3,029,261
Segment liabilities		21,078,613	8,953,410	5,716,550	6,472,925	42,221,498

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2016		2015
Total revenue for reportable segments	~~W~~	81,885,203	87,471,744
Elimination of inter-segment revenue		(28,801,690)	(29,279,399)

	~~W~~	53,083,513	58,192,345

2)	Profit (loss)

(in millions of Won)	2016		2015
Total profit (loss) for reportable segments	~~W~~	135,026	(120,883)
Goodwill and corporate FV adjustments		(123,110)	(95,150)
Elimination of inter-segment profit		1,036,253	119,852
Income tax expense		384,685	276,939

Profit before income tax expense	~~W~~	1,432,854	180,758

3)	Assets

(in millions of Won)	2016		2015
Total assets for reportable segments(*1)	~~W~~	101,525,764	103,223,655
Investment in subsidiaries, associates and joint ventures		(15,322,271)	(16,872,523)
Goodwill and corporate FV adjustments		3,750,915	3,390,277
Elimination of inter-segment assets		(10,191,413)	(9,332,650)

	~~W~~	79,762,995	80,408,759

4)	Liabilities

(in millions of Won)	2016		2015
Total liabilities for reportable segments	~~W~~	41,917,003	42,221,498
Goodwill and corporate FV adjustments		442,178	321,793
Elimination of inter-segment liabilities		(8,434,580)	(7,204,754)

	~~W~~	33,924,601	35,338,537

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

5)	Other significant items

a)	December 31, 2016

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	245,454	—	(62,979)	182,475
Interest expenses		(759,001)	(807)	101,082	(658,726)
Depreciation and amortization		(3,276,416)	(104,949)	167,518	(3,213,847)
Share of loss of equity-accounted investees, net		(554,872)	(38,732)	504,927	(88,677)
Income tax expense		(463,009)	21,945	56,379	(384,685)
Impairment loss on property, plant and equipment and others		(243,282)	—	(125,657)	(368,939)
Impairment loss on available-for-sale investments		(314,446)	—	66,042	(248,404)

	~~W~~	(5,365,572)	(122,543)	707,312	(4,780,803)

b)	December 31, 2015

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	238,758	—	(28,565)	210,193
Interest expenses		(870,276)	1,282	80,222	(788,772)
Depreciation and amortization		(3,282,916)	(117,595)	182,265	(3,218,246)
Share of loss of equity-accounted investees, net		(822,509)	—	316,455	(506,054)
Income tax expense		(444,105)	24,294	142,872	(276,939)
Impairment loss of property, plant and equipment and others		(312,433)	—	(142,234)	(454,667)
Impairment loss on available-for-sale investments		(240,790)	—	98,009	(142,781)

	~~W~~	(5,734,271)	(92,019)	649,024	(5,177,266)

(d)	Revenue by geographic area for the years ended December 31, 2016 and 2015 was as follows:

(in millions of Won)	2016		2015
Domestic	~~W~~	34,883,941	39,268,907
Japan		1,892,022	1,934,808
China		5,908,046	5,756,867
Asia-other		5,649,843	5,888,045
North America		1,899,291	1,921,039
Others		2,850,370	3,422,679

	~~W~~	53,083,513	58,192,345

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Non-current assets by geographic area as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Domestic	~~W~~	31,772,641	32,693,800
Japan		187,266	174,979
China		1,451,405	1,631,863
Asia-other		6,163,388	5,969,215
North America		168,800	152,935
Others		1,233,288	1,390,109

	~~W~~	40,976,788	42,012,901

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of consolidated revenue.

Appendix 2

POSCO

Separate Financial Statements

December 31, 2016 and 2015

This report is effective as of February 27, 2017 the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of this report should understand that the report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(in millions of Won)	Notes	December 31, 2016		December 31, 2015
Assets
Cash and cash equivalents	4,5,22	~~W~~	120,529	1,634,106
Trade accounts and notes receivable, net	6,22,36		3,216,209	2,740,104
Other receivables, net	7,22,36		246,061	246,431
Other short-term financial assets	8,22		4,130,963	3,326,012
Inventories	9,33		3,995,291	3,427,011
Assets held for sale	10		764	25,892
Other current assets	15		22,859	28,083

Total current assets			11,732,676	11,427,639

Long-term trade accounts and notes receivable, net	6,22		14,040	19,895
Other receivables, net	7,22		87,669	93,757
Other long-term financial assets	8,22		2,145,570	1,804,374
Investments in subsidiaries, associates and joint ventures	11		15,031,385	15,737,287
Investment property, net	12		86,296	86,752
Property, plant and equipment, net	13		22,257,409	21,514,150
Intangible assets, net	14		508,890	490,762
Defined benefit assets, net	20		81,621	—
Other non-current assets	15		110,197	134,793

Total non-current assets			40,323,077	39,881,770

Total assets		~~W~~	52,055,753	51,309,409

See accompanying notes to the separate financial statements.

1

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(in millions of Won)	Notes	December 31, 2016		December 31, 2015
Liabilities
Trade accounts and notes payable	22,36	~~W~~	1,082,927	577,856
Short-term borrowings and current installments of long-term borrowings	4,16,22		364,840	1,985,722
Other payables	17,22,36		866,074	946,735
Other short-term financial liabilities	18,22		16,508	25,676
Current income tax liabilities	34		315,530	227,569
Provisions	19		14,154	22,840
Other current liabilities	21		37,219	31,281

Total current liabilities			2,697,252	3,817,679

Long-term borrowings, excluding current installments	4,8,16,22		3,778,014	3,303,105
Other payables	17,22		117,310	37,656
Other long-term financial liabilities	18,22		72,742	81,496
Defined benefit liabilities, net	20		—	10,472
Deferred tax liabilities	34		1,015,966	994,867
Long-term provisions	19		29,506	21,954
Other non-current liabilities	21		15,516	16,623

Total non-current liabilities			5,029,054	4,466,173

Total liabilities			7,726,306	8,283,852

Equity
Share capital	23		482,403	482,403
Capital surplus	23,40		1,156,303	1,247,581
Hybrid bonds	24		996,919	996,919
Reserves	25		284,240	(30,018)
Treasury shares	26		(1,533,468)	(1,533,898)
Retained earnings	27		42,943,050	41,862,570

Total equity	4		44,329,447	43,025,557

Total liabilities and equity		~~W~~	52,055,753	51,309,409

See accompanying notes to the separate financial statements.

2

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(in millions of Won, except per share information)	Notes	2016		2015
Revenue	28,36	~~W~~	24,324,933	25,607,221
Cost of sales	9,20,30,33,36		(19,903,596)	(21,473,390)

Gross profit			4,421,337	4,133,831
Selling and administrative expenses
Administrative expenses	20,22,29,30,33		(889,277)	(890,446)
Selling expenses	29,33		(896,723)	(1,005,136)

Operating profit			2,635,337	2,238,249

Finance income and costs
Finance income	22,31		756,480	896,406
Finance costs	22,31		(882,511)	(734,569)

Other non-operating income and expenses
Other non-operating income	32,36		81,870	465,316
Other non-operating expenses	32,33,36		(401,842)	(1,197,119)

Profit before income tax			2,189,334	1,668,283
Income tax expense	34		(404,288)	(350,012)

Profit			1,785,046	1,318,271
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	20		(768)	38,910
Items that will be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		314,258	(124,060)

Total comprehensive income		~~W~~	2,098,536	1,233,121

Basic and diluted earnings per share (in Won)	35	~~W~~	21,899	16,067

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(in millions of Won)	Share		Capital	Hybrid		Treasury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	1,318,271	1,318,271
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	38,910	38,910
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(124,060)	—	—	(124,060)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)
Disposal of treasury shares		—	(35)	—	—	559	—	524

Balance as of December 31, 2015	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557

Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	1,785,046	1,785,046
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(768)	(768)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	314,258	—	—	314,258
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Interim dividends		—	—	—	—	—	(179,992)	(179,992)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(43,832)	(43,832)
Disposal of treasury shares		—	32	—	—	430	—	462

Balance as of December 31, 2016	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(in millions of Won)	Notes	2016		2015
Cash flows from operating activities
Profit		~~W~~	1,785,046	1,318,271
Adjustments for:
Costs for defined benefit plans			111,086	119,183
Depreciation			2,061,408	2,065,521
Amortization			79,655	70,742
Bad debt expenses			54,130	(7,373)
Finance income			(508,824)	(681,205)
Finance costs			565,366	522,190
Loss on valuation of inventories			11,843	15,254
Gain on disposal of property, plant and equipment			(19,579)	(11,000)
Loss on disposal of property, plant and equipment			93,536	90,852
Impairment loss on property, plant and equipment			58,388	70,674
Impairment loss on investments in subsidiaries, associates and joint ventures			184,283	327,776
Gain on disposal of assets held for sale			(6,814)	(409,578)
Loss on disposal of assets held for sale			—	209,775
Impariment loss on assets held for sale			—	95,737
Contribution to provisions			15,520	2,174
Income tax expense			404,288	350,012
Others			(13,143)	1,093
Changes in operating assets and liabilities	38		(694,145)	998,125
Interest received			80,865	79,847
Interest paid			(192,795)	(263,483)
Dividends received			144,388	629,435
Income taxes paid			(375,393)	(454,084)

Net cash provided by operating activities		~~W~~	3,839,109	5,139,938

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(in millions of Won)	Notes	2016		2015
Cash flows from investing activities	39
Proceeds from disposal of short-term financial instruments		~~W~~	17,038,277	9,273,767
Proceeds from disposal of long-term financial instruments			—	3
Proceeds from disposal of available-for-sale financial assets			266,976	135,236
Decrease in short-term loans			—	69,443
Decrease in long-term loans			—	514
Proceeds from disposal of investments in subsidiaries, associates and joint venture			4,850	4,713
Proceeds from disposal of intangible assets			7,076	3,570
Proceeds from disposal of assets held for sale			166,791	1,294,908
Proceeds from business combination			24,250	—
Acquisition of short-term financial instruments			(17,870,819)	(11,879,166)
Increase in short-term loans			—	(65,208)
Acquisition of available-for-sale investments			(271,434)	(1,526)
Increase in long-term loans			(66)	(139)
Acquisition of investment in subsidiaries, associates and joint ventures			(329,071)	(451,265)
Acquisition of investment property			—	(346)
Acquisition of property, plant and equipment			(1,875,111)	(1,466,910)
Payment for disposal of property, plant and equipment			(18,358)	(22,732)
Acquisition of intangible assets			(21,050)	(37,313)

Net cash used in investing activities			(2,877,689)	(3,142,451)

Cash flows from financing activities	39
Proceeds from borrowings			1,082,339	23,671
Increase in long-term financial liabilities			4,422	3,850
Repayment of borrowings			(2,844,151)	(1,453,075)
Decrease in long-term financial liabilities			(8,720)	(4,701)
Payment of cash dividends			(665,168)	(639,561)
Payment of interest of hybrid bonds			(43,719)	(43,600)

Net cash used in financing activities			(2,474,997)	(2,113,416)

Changes in cash due to foreign currency translation			—	7,268
Net decrease in cash and cash equivalents			(1,513,577)	(108,661)
Cash and cash equivalents at beginning of the period			1,634,106	1,742,767

Cash and cash equivalents at end of the period		~~W~~	120,529	1,634,106

See accompanying notes to the separate financial statements.

6

POSCO

Notes to the Separate Financial Statements

As of December 31, 2016 and 2015

1.	Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968 to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven overseas liaison offices.

As of December 31, 2016, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,482,959	10.88
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
BlackRock Institutional Trust Company, N.A.	2,236,618	2.57
KB Financial Group Inc. and subsidiaries(*2)	2,091,553	2.40
Saudi Arabian Monetary Authority	2,071,515	2.38
Others	68,409,478	78.45

	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to the Commercial Act.

As of December 31, 2016, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The separate financial statements were authorized for issue by the Board of Directors on January 25, 2017, and will be submitted for approval at the shareholders’ meeting to be held on March 10, 2017.

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset.

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10 - Assets held for sale

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 24 - Hybrid bonds

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 8 - Available-for-sale securities

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 19 - Provisions

•	Note 20 - Employee benefits

•	Note 34 - Income taxes

•	Note 37 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	7 years
Development costs	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

A provision is used only for expenditures for which the provision was originally recognized.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on the Allocation and Trading of Greenhouse Gas Emission Permits which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not yet mandatory for the Company for annual periods beginning after January 1, 2016, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions such as entities need not restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

K-IFRS No. 1109 requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

With the implementation of K-IFRS No. 1109, the Company needs to analyze financial effects and establish accounting policies, build accounting system, stabilize the system and others that will be necessary to drive an effective implementation. The impacts of the initial application of the standard on the financial statements depend on not only the Company’s election and judgment on the standard, but also, financial instruments and economic condition of the Company at the initial application.

With the implementation of K-IFRS No. 1109, the Company neither prepared for internal management process nor began to adjust accounting system for financial instruments reporting. Also, the Company did not analyze the financial effects of applying the standard. However, the following areas are likely to be affected in general.

1)	Classification and Measurement of Financial Assets

When implementing new K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income reserve and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost(*1)	Recognized at fair value through profit or loss(*2)
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income(*1)
Hold for trading and other	Recognized at fair value through profit and loss

(*1)	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
(*2)	Except for equity investments that are not held for trading may be recorded in other comprehensive income (irrevocable) recognized at fair value.

With the implementation of K-IFRS No. 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with K-IFRS No. 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing K-IFRS No. 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2016, the Company is holding loans and receivables of ~~W~~7,706,575 million, available-for-sale financial assets of ~~W~~2,064,578 million, and financial assets recognized as current income of ~~W~~80,959 million.

According to K-IFRS 1109, only debt instruments that generates cash flows with only principals and accompanying interests at a specific date by contract conditions and have an intention of receiving contractual cash flows can be measured as amortized cost. As of December 31, 2016, the Company is measuring loans and receivables of ~~W~~7,706,575 million as amortized cost.

According to K-IFRS 1109, debt instruments that generates cash flows with only principals and accompanying interests at a specific date by contract conditions and have an intention of receiving and selling contractual cash flows can be measured as other comprehensive income-fair value. As of December 31, 2016, the Company is holding ~~W~~5,838 million of debt instruments classified as available for sale.

According to K-IFRS 1109, equity instruments not held for short-term trades can make irrevocable choice to designate the equity instruments to other comprehensive income-fair value measurement items at the initial recognition, and corresponding comprehensive income is not recycled as net income subsequently. As of December 31, 2016, equity instrument classified as available-for-sale financial assets amounts ~~W~~2,058,240 million.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Classification and Measurement of Financial Liabilities

K-IFRS No. 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under K-IFRS No. 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under K-IFRS No. 1109, certain fair value movements will be recognized in other comprehensive income thus profit or loss from fair value movements may decrease. As of December 31, 2016, the Company has no financial liabilities designated at fair value through profit or loss.

3)	Impairment: Financial Assets and Contract Assets

K-IFRS No. 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model in K-IFRS No. 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under K-IFRS No. 1109 ‘expected loss’ model, loss allowance is estimated based on increase in credit risks after initial recognition of credit asset. As this model can estimate the loss allowance in either 12-month or lifetime expected credit losses as described in the table below, it enables credit losses to be recognized earlier than the previous ‘incurred loss model’ in K-IFRS No. 1039.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Stage(*1)	Loss allowance
No significant increase in credit risk after initial recognition(*2)	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)
Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)
Objective evidence of impairment

(*1)	A loss allowance for lifetime expected credit losses is required for a financial instrument if the credit risk on that financial instrument has increased significantly since initial recognition. It is also required for contract assets or trade receivables that are not, according to K-IFRS No. 1115 “Revenue from Contracts with Customers”, considered to contain a significant financing component. Additionally, the Company can elect an accounting policy of recognizing lifetime expected credit losses for all contract assets and/or all trade receivables, including those that contain a significant financing component.
(*2)	If the financial instrument has low credit risk at the reporting date, the Company may assume that the credit risk has not increased significantly since initial recognition.

Under K-IFRS No. 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

As of December 31, 2016, the Company has payable instruments measured at amortized cost of ~~W~~7,706,575 million (loans and receivables), available-for-sale financial assets (bond) measured at fair value of ~~W~~5,838 million, and allowance for loans and receivables of ~~W~~21,228 million.

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

The Company will apply K-IFRS No. 1115 “Revenue from Contracts with Customers” issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, Interpretation No. 2031 “Revenue-Barter Transactions Involving Advertising Services”, Interpretation No. 2113 “Customer Loyalty Programs”, Interpretation No. 2115 “Agreements for the Construction of Real Estate” and Interpretation No. 2118 “Transfers of assets from customers”. The Company must apply K-IFRS No. 1115 within annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

As of December 31, 2016, the Company neither prepared for internal management process nor began to adjust accounting system in relation to implementation of K-IFRS No. 1115. Also, the Company did not analyze the financial effects of applying the standard. The Company identified the following areas are likely to be affected in general.

1)	Variable consideration

When applying K-IFRS No. 1115, the Company estimates the variable cost using an expected-value method which is more predictable for the receivables. When the return period is elapsed, revenue is recognized by including variable costs that is highly unlikely to recover the significant portion of recognized revenue only to the extent in the transaction price. Amounts that an entity does not anticipate to have a rights for any of the consideration received or receivable are recognized as a refund liability.

2)	Allocation of transaction price

When applying K-IFRS No. 1115, The Company allocates transaction prices based on the relative individual selling prices to the various performance obligations identified in one contract. The Company use the ‘Adjusted market assessment approach’ to estimate the individual selling price of each performance obligation. Exceptionally, The Company will use the ‘Expected cost plus a margin approach’ which expects the costs and adds the appropriate profits for certain transactions.

3)	Incremental cost from the contract

According to K-IFRS No. 1115, these incremental costs form the contracts are recognized as assets and amortized over the term of the contract. However, if the amortization period is less than one year, the Company will apply the simplified method of recognizing the incremental cost of contracts as an expense as incurred.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	K-IFRS No. 1007 “Statement of Cash Flows”

In accordance with K-IFRS No. 1007 “Statement of Cash Flows” revised on May 27, 2016, liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financial cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

The Standard is required to be effective for the accounting periods beginning on January 1, 2017, and is not required to provide comparative information for the prior period.

(d)	K-IFRS No. 1012 “Income Taxes”

In accordance with K-IFRS No. 1012 “Income Taxes” amended on November 15, 2016, In the case of debt instruments evaluated with fair values, deferred tax accounting treatment is clarified, as the temporary difference is calculated from the difference between the carrying value and taxable base amount of the debt liabilities, regardless of the expected recovery method. When reviewing the feasibility of deferred tax assets, If there is sufficient evidence that it is likely to recover some part of an entity’s assets in excess of the carrying amount, the estimated amount of future taxable income would be included in the estimated future taxable income. In addition, future taxable income estimates are calculated as the amount before deducting the deductible (deduction) effect from deductible temporary differences.

This standard is effective from accounting periods beginning on January 1, 2017. The Company believes that the effect of the amendments to the financial statements is not significant.

4.	Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

•	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. The Company has excessive foreign currency inflows converted from lack, reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

•	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

•	Market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2016 and 2015 is as follows:

(in millions of Won)	2016		2015
Total borrowings	~~W~~	4,142,854	5,288,827
Less: Cash and cash equivalents		120,529	1,634,106

Net borrowings		4,022,325	3,654,721
Total equity	~~W~~	44,329,447	43,025,557
Net borrowings-to-equity ratio		9.07%	8.49%

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Demand deposits and checking accounts	~~W~~	2,474	1,480
Time deposits		—	390,000
Other cash equivalents		118,055	1,242,626

	~~W~~	120,529	1,634,106

6.	Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Trade accounts and notes receivable	~~W~~	3,231,461	2,749,056
Less: Allowance for doubtful accounts		(15,252)	(8,952)

	~~W~~	3,216,209	2,740,104

Non-current
Trade accounts and notes receivable	~~W~~	21,671	30,034
Less: Present value discount		(7,364)	(7,852)
Less: Allowance for doubtful accounts		(267)	(2,287)

	~~W~~	14,040	19,895

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~31,370 as of December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions. (Note 16)

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

7.	Other Receivables

Other receivables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Other accounts receivable	~~W~~	231,535	233,415
Others		20,235	13,341
Less: Allowance for doubtful accounts		(5,709)	(325)

	~~W~~	246,061	246,431

Non-current
Long-term loans	~~W~~	23,183	24,293
Long-term other accounts receivable		61,728	66,541
Others		2,758	2,923

	~~W~~	87,669	93,757

8.	Other Financial Assets

(a)	Other financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Short term derivatives assets held for trading	~~W~~	—	12,591
Available-for-sale securities (bonds)		—	15,000
Short-term financial instruments(*1)		4,124,150	3,291,828
Cash deposits(*2)		6,813	6,593

	~~W~~	4,130,963	3,326,012

Non-current
Long-term derivatives assets held for trading	~~W~~	80,959	78,292
Available-for-sale securities (equity instruments)		2,058,240	1,723,082
Available-for-sale securities (others)		6,338	2,967
Cash deposits(*3)		33	33

	~~W~~	2,145,570	1,804,374

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2016 and 2015.
(*2)	Deposits amounting to ~~W~~6,813 million and ~~W~~6,593 million as of December 31, 2016 and 2015, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

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POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Available-for-sale equity securities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016								2015
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation(*1)	23,835,200	2.51	~~W~~	719,622	644,257	115,890	(191,255)	644,257	559,740
KB Financial group Inc.(*1)	11,590,550	3.00		536,517	496,076	126,917	(167,358)	496,076	384,227
Woori Bank	20,280,000	3.00		244,447	267,787	23,340	—	267,787	—
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	214,904	85,223	(213,825)	214,904	129,681
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,064	17,537	(6,403)	20,064	20,748
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999	9,190	798	(16,607)	9,190	9,279
Shinhan Financial group Inc.	—	—		—	—	—	—	—	172,829
Hana Financial group Inc.	—	—		—	—	—	—	—	57,359
Others (11 companies)(*1)				111,465	104,435	35,783	(42,813)	104,435	60,617

				1,989,486	1,756,713	405,488	(638,261)	1,756,713	1,394,480

Non-marketable equity securities
Congonhas Minerios S.A.(*3)	3,658,394	2.02		221,535	190,884	(30,651)	—	190,884	221,535
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*2)	1,000,000	8.81		5,000	1,350	—	(3,650)	1,350	5,000
Others (41 companies)(*2,4)				242,527	101,636	150	(141,041)	101,636	94,410

				476,719	301,527	(30,501)	(144,691)	301,527	328,602

			~~W~~	2,466,205	2,058,240	374,987	(782,952)	2,058,240	1,723,082

(*1)	The Company has recognized ~~W~~191,255 million, ~~W~~15,068 million, ~~W~~2,316 million of impairment loss on securities of Nippon Steel & Sumitomo Metal Corporation, KB Financial Group Inc. and Steel Flower Co., Ltd., respectively, due to prolonged decline in the fair value of these securities during the period ended December 31, 2016.
(*2)	The Company has recognized ~~W~~5,286 million, ~~W~~3,650 million, ~~W~~2,724 million and ~~W~~2,426 million of impairment loss on securities of Troika Foreign Resource Development Fund, Intellectual Discovery, XG Sciences and Miju Steel MFG Co., Ltd., respectively due to significant decline in the fair value of these securities during the period ended December 31, 2016.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	Non-marketable financial assets whose fair values cannot be reliably measured are recorded at cost.

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

9.	Inventories

(a)	Inventories as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Finished goods	~~W~~	696,192	717,320
Semi-finished goods		1,092,864	964,062
By-products		4,303	5,983
Raw materials		814,993	656,117
Fuel and materials		535,036	523,796
Materials-in-transit		863,226	574,409
Others		520	578

		4,007,134	3,442,265
Less: Allowance for inventories valuation		(11,843)	(15,254)

	~~W~~	3,995,291	3,427,011

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	15,254	24,867
Loss on valuation of inventories		11,843	15,254
Realization on disposal of inventories		(15,254)	(24,867)

Ending	~~W~~	11,843	15,254

10.	Assets Held for Sale

Assets held for sale as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Property, plant and equipment(*1)	~~W~~	764	25,892

(*1)	During the year ended December 31, 2015, the Company classified 1 FINEX facilities as assets held for sale amounting to ~~W~~25,892 miliion. However, during the year ended December 31, 2016, the Company reclassified the relating facilities as property, plant and equipment as the as the conditions for classification of the asset held for sale were not met due to the delay in the negotiation for sale.

41

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

11.	Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Subsidiaries	~~W~~	12,043,125	12,502,042
Associates		656,670	948,006
Joint ventures		2,331,590	2,287,239

	~~W~~	15,031,385	15,737,287

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

42

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Details of subsidiaries and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
[Domestic]
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*1)	Korea	Trading	68,681,566	60.31	~~W~~	3,371,481	2,430,937	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	22,073,568	52.80		1,014,314	2,613,618	1,014,314	1,014,314
POSCO Green Gas Technology (*2)	Korea	Gas production and sales	—	—		—	—	—	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	40,234,508	89.02		658,176	1,405,001	658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	20,340,136	93.95		624,678	787,490	624,678	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	3,412,000	56.87		108,421	207,304	108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		103,780	113,746	103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	35,442,000	60.00		100,535	588,045	100,535	100,535
POSCO ES MATERIALS CO.,LTD(*9)	Korea	Primary and storage battery manufacturing	3,052,230	75.32		83,000	81,278	83,000	—
POSMATE	Korea	Business facility maintenance	902,946	57.25		73,374	178,872	73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		70,990	372,773	70,990	70,990
POSCO M-TECH(*3)	Korea	Packing materials manufacturing and sales	20,342,460	48.85		107,278	76,996	53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	460	69.91		45,273	49,537	45,273	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		30,148	43,100	30,148	30,148
Others (9 companies)	Korea					159,755	370,648	159,755	162,547

						6,551,203	9,319,345	6,497,576	7,099,968

43

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)			2016					2015
	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost	Net asset value	Book value	Book value
[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	70.00	813,431	236,691	813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	607,508,670	100.00	626,996	437,217	626,996	623,258
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	335,972,025	100.00	665,450	327,168	665,450	536,860
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00	330,623	492,539	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	58.60	283,845	477,047	283,845	283,845
POSCO Thainox Public Company Limited(*5)	Thailand	Stainless steel manufacturing and sales	6,620,532,219	84.93	500,740	308,790	246,986	251,812
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	—	100.00	241,426	80,660	241,426	241,426
POSCO-China Holding Corp.	China	Investment management	—	100.00	240,430	206,210	240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	764,999,999	99.99	184,815	126,047	184,815	184,815
POSCO MEXICO S.A. DE C.V.(*7)	Mexico	Plate steel manufacturing and sales	2,686,705,272	84.84	180,072	230,500	180,072	180,069
POSCO America Corporation	USA	Steel trading	437,941	99.45	192,156	86,683	192,156	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	—	100.00	160,572	35,460	160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65	144,573	24,717	144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	—	83.64	130,751	99,129	130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	36,000,000	100.00	121,592	107,016	121,592	121,592
POSCO Asia Co., Ltd.(*8)	Hong Kong	Steel and raw material trading	9,360,000	100.00	117,710	187,719	117,710	32,189
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	144,579,160	60.00	92,800	(55,197)	92,800	92,800
POSCO Investment Co., Ltd.(*8)	Hong Kong	Finance	—	—	—	—	—	85,521

44

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
POSCO JAPAN Co., Ltd.	Japan	Steel trading	90,438	100.00		68,436	125,508	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	70.00		65,982	93,271	65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		62,494	130,029	62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel processing and sales	25,817,932	100.00		57,119	24,300	57,119	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	1,390	100.00		50,297	40,857	50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	144,772,000	81.79		45,479	(17,911)	45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.(*6)	China	Heavy plate processing and sales	—	80.00		32,992	(9,716)	—	32,992
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	—	87.04		31,299	34,517	31,299	31,299
Others (32 companies)(*6,7)						398,353	575,783	390,215	366,124

						5,840,433	4,405,034	5,545,549	5,402,074

					~~W~~	12,391,636	13,724,379	12,043,125	12,502,042

(*1)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.
(*2)	The Company merged with POSCO Green Gas Technology on the acquisition date of May 1, 2016. (Note 40)
(*3)	POSCO M-TECH was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.
(*4)	As of December 31, 2016 and 2015, the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd..

45

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*5)	As of December 31, 2016, there is objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below its cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding 10.9% of management premium and expected disposal cost on the stock price as of December 31, 2016. As a result, the Company recognized an impairment loss of ~~W~~4,826 million as carrying amount was higher than its recoverable amount.
(*6)	As of December 31, 2016, there is objective evidence of impairment due to the decision to cease operation of POSCO China Dalian Plate Processing Center Co., Ltd and POSCO-China Dalian Steel Fabricating Center. As a result, the Company recognized an impairment loss of ~~W~~32,992 million and ~~W~~4,058 million as carrying amount was higher than its recoverable amount.
(*7)	During the year ended December 31, 2016, POSCO MEXICO S.A. DE C.V. merged with POSCO MEXICO HUMAN TECH S.A de C.V.
(*8)	During the year ended December 31, 2016, POSCO Asia Co., Ltd. merged with POSCO Investment Co., Ltd.
(*9)	During the year ended December 31, 2016, the Company classified POSCO ESM CO., LTD. from joint venture to subsidiary, due to the increase of percentage ownership by the issuance of share capital.

46

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Details of associates and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	169,316,307,504	27.83	~~W~~	169,316	596,903	169,316	169,106
SeAH Changwon Integrated Special Steel(*1)	Korea	Specialty steel manufacturing and sales	—	—		—	—	—	159,978
POSCO PLANTEC Co., Ltd.(*2)	Korea	Other structural metal product manufacturing	110,027,475	60.84		520,588	(176,345)	—	140,890
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		100,655	243,558	100,655	100,655
Others (5 companies)						23,771	147,982	23,771	23,746

						814,330	812,098	293,742	594,375

[Foreign]
Nickel Mining Company SAS	New Caledonia	Steel manufacturing and sales	3,234,698	49.00		189,197	144,264	189,197	189,197
7623704 Canada Inc.(*3)	Canada	Iron ore sales and mine development	114,452,000	10.40		124,341	1,334,390	124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Steel manufacturing and sales	—	24.00		11,003	58,615	11,003	11,003
Others (5 companies)						38,374	170,686	38,387	29,090

						362,915	1,707,955	362,928	353,631

					~~W~~	1,177,245	2,520,053	656,670	948,006

(*1)	During the year ended December 31, 2016, the Company disposed of its shares in SeAH Changwon Integrated Special Steel and recognized ~~W~~6,814 million of gain on disposal of assets held for sale.
(*2)	During the year ended December 31, 2016, there was objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 14.5% discount rate. As a result, the Company recognized an impairment loss of ~~W~~140,890 million as the carrying amount was higher than its recoverable amount.
(*3)	As of December 31, 2016, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

47

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(d)	Details of joint ventures and carrying amounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)			2016						2015
	Country	Principal operations	Number of shares	Ownership (%)	Acquisition cost		Net asset value	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10,494,377	10.00	~~W~~	1,225,464	2,902,547	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	1,108,696,532	20.00		558,821	1,444,914	575,551	488,200
POSCO-NPS Niobium LLC	USA	Mine development	325,050,000	50.00		364,609	786,937	364,609	364,609
KOBRASCO	Brazil	Facilities lease	2,010,719,185	50.00		98,962	176,617	98,962	98,962
Others (3 companies)						67,004	400,625	67,004	110,004

					~~W~~	2,314,860	5,711,640	2,331,590	2,287,239

(*1)	As of December 31, 2016 and 2015, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

48

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

12.	Investment Property, Net

(a)	Investment property as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016				2015
	Acquisition cost		Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	34,213	—	34,213	35,557	—	35,557
Buildings		121,248	(74,811)	46,437	94,592	(47,193)	47,399
Structures		17,169	(11,523)	5,646	6,919	(3,123)	3,796

		~~W~~172,630	(86,334)	86,296	137,068	(50,316)	86,752

The fair value of investment property as of December 31, 2016 is ~~W~~376,956 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	35,557	—	(1,344)	34,213
Buildings		47,399	(2,961)	1,999	46,437
Structures		3,796	(283)	2,133	5,646

		~~W~~ 86,752	(3,244)	2,788	86,296

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

		~~W~~ 90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

49

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

13.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016						2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	1,472,419	—	—	—	1,472,419	1,412,715	—	—	—	1,412,715
Buildings		5,945,593	(3,483,883)	(10,701)	—	2,451,009	5,848,256	(3,271,738)	(10,350)	—	2,566,168
Structures		4,827,063	(2,352,796)	(9,876)	—	2,464,391	4,706,714	(2,177,873)	(8,975)	—	2,519,866
Machinery and equipment		36,804,554	(23,092,275)	(135,237)	—	13,577,042	35,754,426	(21,661,048)	(79,299)	—	14,014,079
Vehicles		204,641	(193,325)	—	—	11,316	199,773	(188,150)	—	—	11,623
Tools		195,197	(171,953)	—	—	23,244	193,116	(169,396)	—	—	23,720
Furniture and fixtures		263,487	(229,249)	(348)	—	33,890	256,980	(224,823)	(337)	—	31,820
Finance lease assets		88,046	(10,198)	—	—	77,848	11,466	(5,733)	—	—	5,733
Construction-in-progress		2,151,250	—	—	(5,000)	2,146,250	933,426	—	—	(5,000)	928,426

		~~W~~ 51,952,250	(29,533,679)	(156,162)	(5,000)	22,257,409	49,316,872	(27,698,761)	(98,961)	(5,000)	21,514,150

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(248)	—	—	49,627	1,472,419
Buildings		2,566,168	2,100	70,641	(2,074)	(230,235)	(351)	44,760	2,451,009
Structures		2,519,866	3,346	8,630	(1,746)	(189,333)	(916)	124,544	2,464,391
Machinery and equipment		14,014,079	76,671	146,466	(22,768)	(1,607,171)	(57,110)	1,026,875	13,577,042
Vehicles		11,623	1,984	39	(11)	(7,545)	—	5,226	11,316
Tools		23,720	3,329	289	(94)	(10,517)	—	6,517	23,244
Furniture and fixtures		31,820	4,675	237	(32)	(8,897)	(11)	6,098	33,890
Finance lease assets		5,733	76,581	—	—	(4,466)	—	—	77,848
Construction-in-progress		928,426	1,503,749	1,025,516	—	—	—	(1,311,441)	2,146,250

		~~W~~ 21,514,150	1,672,487	1,262,091	(26,973)	(2,058,164)	(58,388)	(47,794)	22,257,409

(*1)	The Company has recognized an impairment loss since recoverable amounts on production facilities of automotive steel, electric furnace of high mill (2nd) and FINEX 1 plant are less than their carrying amounts for the year ended December 31, 2016.

50

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*2)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, reclassified amounts from the assets held-for-sale and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

~~W~~		22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying values for the year ended December 31, 2015.
(*2)	Includes assets transferred from construction-in-progress, reclassification of investment property, intangible assets, assets held-for-sale and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Weighted average expenditure	~~W~~	719,017	665,138
Borrowing costs capitalized		27,489	28,181
Capitalization rate		3.82%	4.24%

14.	Intangible Assets, Net

(a)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016					2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	~~W~~	35,640	(12,969)	—	22,671	29,824	(9,827)	—	19,997
Membership		51,511	—	(2,999)	48,512	57,428	—	(5,370)	52,058
Development expense		316,381	(213,596)	—	102,785	257,211	(159,173)	—	98,038
Port facilities usage rights		633,799	(376,451)	—	257,348	626,765	(361,190)	—	265,575
Construction-in-progress		52,925	—	—	52,925	31,951	—	—	31,951
Other intangible assets		285,061	(260,412)	—	24,649	275,298	(252,155)	—	23,143

	~~W~~	1,375,317	(863,428)	(2,999)	508,890	1,278,477	(782,345)	(5,370)	490,762

51

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions ●	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(3,609)	—	7,035	22,671
Membership(*1)		52,058	—	—	(2,170)	—	294	(1,670)	48,512
Development expense		98,038	2,793	23,033	(60)	(54,523)	—	33,504	102,785
Port facilities usage rights		265,575	—	—	—	(15,260)	—	7,033	257,348
Construction-in-progress		31,951	32,627	6,390	—	—	—	(18,043)	52,925
Other intangible assets		23,143	3,337	235	(488)	(6,263)	—	4,685	24,649

	~~W~~	490,762	38,757	29,658	(3,470)	(79,655)	294	32,544	508,890

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment loss up to the carrying amount before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying amounts.

(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Acquisitions ●	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some membership since the recoverable amounts were less than carrying amounts.
(*3)	Includes assets transferred from construction-in-progress, reclassification of property, plant and equipment, and others.

52

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

15.	Other Assets

Other current assets and other long-term assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Advance payments	~~W~~	6,692	7,912
Prepaid expenses		16,167	19,722
Others		—	449

	~~W~~	22,859	28,083

Non-current
Long-term prepaid expenses	~~W~~	5,654	6,215
Others(*1)		104,543	128,578

	~~W~~	110,197	134,793

(*1)	As of December 31, 2016 and 2015, the Company recognized tax assets amounting to ~~W~~100,693 million and ~~W~~124,787 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits and claim for rectification are finalized.

16.	Borrowings

(a)	Borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Short-term borrowings
Short-term borrowings	~~W~~	331,370	—
Current portion of long-term borrowings		33,272	126,579
Current portion of loans from foreign financial institutions		198	401
Current portion of debentures		—	1,859,610
Less: Current portion of discount on debentures issued		—	(868)

	~~W~~	364,840	1,985,722

Long-term borrowings
Long-term borrowings	~~W~~	28,997	141,868
Loans from foreign financial institutions		—	200
Debentures		3,762,146	3,175,406
Less: Discount on debentures issued		(13,129)	(14,369)

	~~W~~	3,778,014	3,303,105

(b)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2016		2015
Short-term borrowings	Korea Development Bank	2016.04.08~
		2016.10.26	2017.04.10	2.00	~~W~~	300,000	—
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		31,370	—

					~~W~~	331,370	—

53

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Current portion of long-term borrowings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2016		2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	12,471	15,532
Foreign borrowings	Export-Import Bank of Korea	2010.02.18	2017.02.18	4.50		20,801	111,047
Loans from foreign financial institutions(*1)	NATIXIS	1986.03.31	2017.03.31	2.00		198	401
Debentures	—	—	—	—		—	1,299,507
Foreign debentures	—	—	—	—		—	559,235

					~~W~~	33,470	1,985,722

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(d)	Long-term borrowings excluding current portion, as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2016		2015
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	24,051	36,522
Foreign borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,946	105,346
Loans from foreign financial institutions	—	—	—	—		—	200
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76 ~ 4.12		1,497,022	997,745
Foreign debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35 ~ 5.25		2,251,995	2,163,292

					~~W~~	3,778,014	3,303,105

17.	Other Payables

Other payables as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Accounts payable	~~W~~	486,294	546,884
Accrued expenses		361,258	380,383
Dividend payable		4,793	9,882
Finance lease liabilities		5,905	1,349
Withholdings		7,824	8,237

	~~W~~	866,074	946,735

Non-current
Long-term accounts payable	~~W~~	1,119	—
Long-term accrued expenses		36,707	26,250
Finance lease liabilities		71,657	2,889
Long-term withholdings		7,827	8,517

	~~W~~	117,310	37,656

54

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

18.	Other Financial Liabilities

Other financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Derivative liabilities	~~W~~	—	8,118
Financial guarantee liabilities		16,508	17,558

	~~W~~	16,508	25,676

Non-current
Financial guarantee liabilities	~~W~~	72,742	81,496

19.	Provisions

(a)	Provisions as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,985	—	7,271	—
Provision for restoration(*2)		10,169	27,009	15,569	21,543
Provision for litigation(*3)		—	2,497	—	411

	~~W~~	14,154	29,506	22,840	21,954

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and gas treatment plant located in Pohang work, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2016. In order to determine the estimated costs, the Company used the assumption that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.49% and 2.37% to assess present value of these costs for recovery of land in Gangneung province and Pohang work, respectively.
(*3)	The Company has recognized provisions for certain litigations for the year ended December 31, 2016.

55

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Changes in provisions for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	8,365	—	(11,651)	3,985
Provision for restoration		37,112	25,909	(12,475)	(13,368)	37,178
Provision for litigation		411	2,086	—	—	2,497

	~~W~~	44,794	36,360	(12,475)	(25,019)	43,660

2)	For the year ended December 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

20.	Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	22,039	19,763

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities(assets) in the statements of financial position as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Present value of funded obligations	~~W~~	1,065,255	1,023,071
Fair value of plan assets		(1,146,876)	(1,012,599)

Net defined benefit liabilities(assets)	~~W~~	(81,621)	10,472

56

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Defined benefit obligation at the beginning of period	~~W~~	1,023,071	1,017,164
Current service costs		113,209	118,770
Interest costs		24,136	29,743
Remeasurement :		(3,816)	(58,397)
- Gain from change in financial assumptions		(49,519)	(43,377)
- Gain from change in demographic assumptions		(2,574)	(6,586)
- Loss (gain) from change in others		48,277	(8,434)
Transfer-in		—	283
Business combination		1,133	—
Benefits paid		(92,478)	(84,492)

Defined benefit obligation at the end of period	~~W~~	1,065,255	1,023,071

3)	Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Fair value of plan assets at the beginning of period	~~W~~	1,012,599	931,006
Interest on plan assets		26,259	29,330
Remeasurement of plan assets		(4,829)	(7,064)
Contributions to plan assets		198,439	128,000
Transfer-in		—	283
Business combination		244	—
Benefits paid		(85,836)	(68,956)

Fair value of plan assets at the end of period	~~W~~	1,146,876	1,012,599

The Company expects to make an estimated contribution of ~~W~~50,000 million to the defined benefit plan assets in 2017.

4)	The fair value of plan assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Debt instruments	~~W~~	289,511	83,540
Deposits		857,339	857,343
Others		26	71,716

	~~W~~	1,146,876	1,012,599

57

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Current service costs	~~W~~	113,209	118,770
Net interest costs(*1)		(2,123)	413

	~~W~~	111,086	119,183

(*1)	The actual return on plan assets amounted to ~~W~~21,430 million and ~~W~~22,266 million for the years ended December 31, 2016 and 2015, respectively.

The above expenses by function were as follows:

(in millions of Won)	2016		2015
Cost of sales	~~W~~	86,870	91,130
Selling and administrative expenses		23,295	27,680
Others		921	373

	~~W~~	111,086	119,183

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	(162,016)	(200,926)
Remeasurements of defined benefit plans		(1,013)	51,333
Tax effects		245	(12,423)

Ending	~~W~~	(162,784)	(162,016)

7)	The principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016	2015
Discount rate	2.76%	2.47%
Expected future increases in salaries(*1)	1.50%	1.80%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past three years.

58

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(76,076)	(7.1)	87,991	8.3
Expected future increases in salaries		88,248	8.3	(77,641)	(7.3)

9)	As of December 31, 2016 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years -20 years	After 20 years	Total
Benefits to be paid	~~W~~	44,644	320,838	452,313	288,843	219,441	1,326,079

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

21.	Other Liabilities

Other liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Current
Advances received	~~W~~	6,251	8,811
Withholdings		29,580	20,847
Unearned revenue		1,388	1,623

		37,219	31,281

Non-current
Unearned revenue	~~W~~	15,516	16,623

59

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

22.	Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Financial assets at fair value through profit or loss
Derivatives assets	~~W~~	80,959	90,883
Available-for-sale financial assets		2,064,578	1,741,049
Loans and receivables		7,706,575	7,954,222

	~~W~~	9,852,112	9,786,154

2)	Financial liabilities as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Financial liabilities at fair value through profit or loss
Derivatives liabilities	~~W~~	—	8,118
Financial liabilities measured at amortized cost
Trade accounts and notes payable		1,082,927	577,856
Borrowings		4,142,854	5,288,827
Financial guarantee liabilities(*1)		89,250	99,054
Others		976,574	978,648

	~~W~~	6,291,605	6,952,503

60

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2016. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	Korea Development Bank	CNY	324,455,000	56,215	324,455,000	56,215
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	52,844	305,000,000	52,844
	BTMU	CNY	260,500,000	45,134	260,500,000	45,134
	SMBC	CNY	195,000,000	33,786	195,000,000	33,786
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	233,240	131,200,000	158,555
Steel Private Limited	HSBC	USD	110,000,000	132,935	68,000,000	82,178
	DBS	USD	100,000,000	120,850	70,000,000	84,595
	SCB	USD	73,069,000	88,304	39,148,300	47,311
	Citi	USD	60,000,000	72,510	33,000,000	39,880
	ING	USD	30,000,000	36,255	12,000,000	14,502
POSCO ASSAN TST	SMBC	USD	62,527,500	75,563	56,274,750	68,008
STEEL INDUSTRY	ING	USD	60,000,000	72,510	54,000,000	65,259
	BNP	USD	24,000,000	29,004	21,600,000	26,103
POSCO Electrical Steel	ING	USD	50,000,000	60,425	50,000,000	60,425
India Private Limited	SCB	USD	33,784,000	40,828	33,784,000	40,828
POSCO Asia Co., Ltd.	MIZUHO	USD	50,000,000	60,425	50,000,000	60,425
	NAB	USD	50,000,000	60,425	50,000,000	60,425
POSCO MEXICO S.A. DE C.V	Korea Development Bank	USD	50,000,000	60,425	20,226,916	24,444
	SMBC	USD	89,725,000	108,433	60,114,323	72,648
	MIZUHO	USD	45,000,000	54,383	18,203,004	21,998
	BOA	USD	70,000,000	84,595	46,180,757	55,809
	CITI BANAMEX	USD	40,000,000	48,340	40,000,000	48,340
	BTMU	USD	30,000,000	36,255	30,000,000	36,255
	ING	USD	20,000,000	24,170	20,000,000	24,170
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	302,066	242,957,174	293,614
	BOA	USD	40,000,000	48,340	38,872,000	46,977
	BTMU	USD	40,000,000	48,340	38,872,000	46,977
	DBS	USD	24,400,000	29,487	23,711,920	28,656
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	236,866	196,000,000	236,866
POSCO VST CO., LTD.	ANZ	USD	25,000,000	30,213	9,375,000	11,330
	HSBC	USD	20,000,000	24,170	7,500,000	9,064
	MIZUHO	USD	20,000,000	24,170	7,500,000	9,064
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	685,219	510,222,696	616,604
	SMBC	USD	140,000,000	169,190	126,169,826	152,476
	BTMU	USD	119,000,000	143,811	105,547,826	127,554
	SCB	USD	107,800,000	130,276	97,609,826	117,960
	MIZUHO	USD	105,000,000	126,892	93,130,435	112,548
	Credit Suisse AG	USD	91,000,000	109,973	80,713,043	97,542
	HSBC	USD	91,000,000	109,973	80,713,043	97,542
	ANZ	USD	73,500,000	88,825	67,187,217	81,196
	BOA	USD	35,000,000	42,298	31,043,478	37,516
	The Tokyo Star Bank, Ltd	USD	21,000,000	25,379	18,626,087	22,510

61

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO COATED STEEL
(THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	184,999	5,501,000,000	184,999
LLP POSUK Titanium	KB Bank	USD	15,000,000	18,128	15,000,000	18,127
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	219,947	182,000,000	219,947
Siderurgica do Pecem	Santander	USD	47,600,000	57,525	47,600,000	57,525
	BNP	USD	47,600,000	57,525	47,600,000	57,525
	MIZUHO	USD	47,600,000	57,525	47,600,000	57,525
	Credit Agricole	USD	20,000,000	24,170	20,000,000	24,170
	SOCIETE GENERALE	USD	20,000,000	24,170	20,000,000	24,170
	KfW	USD	20,000,000	24,170	20,000,000	24,170
	BBVA Seoul	USD	17,600,000	21,270	17,600,000	21,270
	ING	USD	17,600,000	21,270	17,600,000	21,270
	BNDES	BRL	464,060,000	172,389	461,494,142	171,436

		USD	3,641,756,550	4,401,063	3,114,483,621	3,763,853
		CNY	1,084,955,000	187,979	1,084,955,000	187,979
		THB	5,501,000,000	184,999	5,501,000,000	184,999
		BRL	464,060,000	172,389	461,494,142	171,436

62

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2016 and 2015 were as follows:

•	For the year ended December 31, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(9,923)	(26,840)	—
Available-for-sale financial assets		239	27,008	—	130,183	(222,725)	—	(65,295)	314,258
Loans and receivables		89,624	—	20,749	—	—	(740)	109,633	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	8,118	8,118	—
Financial liabilities at amortized cost		(154,864)	—	(123,220)	—	—	8,994	(269,090)	—

	~~W~~	(65,001)	27,008	(102,471)	113,266	(222,725)	6,449	(243,474)	314,258

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~117,443 million for the year ended December 31, 2016.

•	For the year ended December 31, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	36,766	36,328	—
Available-for-sale financial assets		50	176,717	—	58,089	(100,357)	—	134,499	(124,060)
Loans and receivables		91,300	—	60,313	—	—	(645)	150,968	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	14,078	14,078	—
Financial liabilities at amortized cost		(232,130)	—	(216,120)	—	—	(43)	(448,293)	—

	~~W~~	(140,780)	176,717	(155,807)	57,651	(100,357)	50,156	(112,420)	(124,060)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~247,257 million for the year ended December 31, 2015.

63

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Cash and cash equivalents	~~W~~	120,529	1,634,106
Financial assets at fair value through profit or loss		80,959	90,883
Available-for-sale financial assets		6,338	17,967
Loans and other receivables		4,355,797	3,560,117
Trade accounts and notes receivable		3,216,209	2,740,104
Long-term trade accounts and notes receivable		14,040	19,895

	~~W~~	7,793,872	8,063,072

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2016 and 2015, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~4,308,267 million and ~~W~~4,476,179 million, respectively.

2)	Impairment losses on financial assets

•	Allowance for doubtful accounts as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Trade accounts and notes receivable	~~W~~	15,519	11,239
Other accounts receivable		5,709	325

	~~W~~	21,228	11,564

②	Impairment losses on financial assets for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Bad debt expenses (reversal of allowance for doubtful account)	~~W~~	54,130	(7,373)
Impairment loss on available-for-sale securities		222,725	100,357

64

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

③	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	3,193,023	229	2,555,433	267
Over due less than 1 month		17,940	261	99,221	3
1 month - 3 months		2,451	255	40,871	51
3 months - 12 months		4,909	388	42,126	3,264
Over 12 months		27,445	14,386	33,587	7,654

	~~W~~	3,245,768	15,519	2,771,238	11,239

•	The aging and impairment losses of loans and other account receivable as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Not due	~~W~~	174,061	3,533	228,265	—
Over due less than 1 month		6,747	—	2,986	—
1 month - 3 months		23,725	—	822	—
3 months - 12 months		770	—	10,519	—
Over 12 months		2,215	2,176	3,132	325

	~~W~~	207,518	5,709	245,724	325

•	Changes in the allowance for doubtful accounts for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	11,564	20,515
Bad debt expenses (reversal of allowance for doubtful account)		54,130	(7,373)
Others		(44,466)	(1,578)

Ending	~~W~~	21,228	11,564

65

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 3 months	3 months - 6 months	6 months - 1 year	1 year - 5 years	After 5 years
Trade accounts payable	~~W~~	1,082,927	1,082,927	1,082,927	—	—	—	—
Borrowings		4,142,854	4,726,874	75,003	359,536	73,939	3,985,476	232,920
Financial guarantee liabilities(*1)		89,250	4,308,267	4,308,267	—	—	—	—
Other financial liabilities		976,574	988,312	847,950	2,320	12,355	125,687	—

	~~W~~	6,291,605	11,106,380	6,314,147	361,856	86,294	4,111,163	232,920

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	876,981	2,310,417	1,536,771	2,491,796
JPY		42,610	573,461	56,246	750,930
CNH		322,449	5,438	149,266	7,970
INR		254,803	—	204,740	—
Others		250,348	6,461	141,462	8,800

	~~W~~	1,747,191	2,895,777	2,088,485	3,259,496

2)	As of December 31, 2016 and 2015, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016			2015
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(143,344)	143,344	(95,503)	95,503
JPY		(53,085)	53,085	(69,468)	69,468
CNH		31,701	(31,701)	14,130	(14,130)
INR		25,480	(25,480)	20,474	(20,474)

66

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Fixed rate
Financial assets	~~W~~	4,280,514	4,974,288
Financial liabilities		(4,183,894)	(5,236,774)

	~~W~~	96,620	(262,486)

Variable rate
Financial liabilities	~~W~~	(36,522)	(52,053)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2016 and 2015, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016			2015
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(365)	365	(521)	521

67

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016			2015
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,950,447	1,950,447	1,622,911	1,622,911
Derivatives assets		80,959	80,959	90,883	90,883

		2,031,406	2,031,406	1,713,794	1,713,794

Assets measured at amortized cost(*2)
Cash and cash equivalents		120,529	120,529	1,634,106	1,634,106
Trade accounts and note receivable, net		3,230,249	3,230,249	2,759,999	2,759,999
Loans and other receivables, net		4,355,797	4,355,797	3,560,117	3,560,117

		7,706,575	7,706,575	7,954,222	7,954,222

Liabilities measured at fair value
Derivatives liabilities		—	—	8,118	8,118
Liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,082,927	1,082,927	577,856	577,856
Borrowings		4,142,854	4,354,129	5,288,827	5,573,931
Financial guarantee liabilities		89,250	89,250	99,054	99,054
Others		976,574	976,574	978,648	978,648

	~~W~~	6,291,605	6,502,880	6,944,385	7,229,489

(*1)	Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings (fair value hierarchy Level 2) since their carrying amounts approximate fair value.

68

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	The fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2016 and 2016 are as follows:

The fair value of financial instruments by fair value hierarchy as of December 31, 2016 and 2015 are as follows:

①	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,756,713	—	193,734	1,950,447
Derivatives assets		—	70,613	10,346	80,959

	~~W~~	1,756,713	70,613	204,080	2,031,406

②	December 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivatives assets		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivatives liabilities	~~W~~	—	—	8,118	8,118

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method, cash flow discount method. Inputs of the financial instrument valuation model are interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

4)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 at the end of the year are as follows:

(in millions of Won)	Fair value		Valuation asessment method	Input	Scope of input	Effect on fair value assessment by unobservable input
Available for sale financial assets	~~W~~	190,884	Discounted cash flows	Discount rate	7.80%	As discount rate increases, fair value decreases
		2,850	Asset value approach	—	—	—
Derivatives assets		10,346	Discounted cash flows	Discount rate	8.39%	As discount rate increases, fair value decreases

69

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

(in millions of Won)	Input	Positive fluctuation		Negative fluctuation
Available for sale financial assets	Fluctuate 0.5% of discount rate	~~W~~	17,273	15,632
Derivatives assets	Fluctuate 0.5% of discount rate		72	71

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning	~~W~~	298,605	28,177
Acquisition		10,150	317,086
Changes in the fair value of derivatives		(59,829)	48,487
Other comprehensive income		(30,651)	2,567
Impairment		(14,086)	(23,849)
Disposal and others		(109)	(73,863)

Ending	~~W~~	204,080	298,605

23.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2016 and 2015 are as follows:

(Share, in Won)	2016		2015
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2016, total shares of ADRs of 39,889,560 are equivalent to 9,972,390 of common stock.
(*2)	As of December 31, 2016, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

70

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	The changes in issued common stock for the years ended December 31, 2016 and 2015 were as follows:

(Share)	2016			2015
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,193,807)	79,993,028
Disposal of treasury shares	—	2,017	2,017	—	2,620	2,620

Ending	87,186,835	(7,189,170)	79,997,665	87,186,835	(7,191,187)	79,995,648

(c)	Capital surplus as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,788	783,756
Loss from merger		(91,310)	—

	~~W~~	1,156,303	1,247,581

24.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2016		2015
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2016 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;

•   After 5 years : return on government bond (5 years) + 1.3%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;

•   After 10 years : return on government bond (10 years) + 1.4%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

71

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

The interest accumulated but not paid on the hybrid bonds as of December 31, 2016 amounts to ~~W~~2,389 million.

25.	Reserves

(a)	Reserves as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	~~W~~	284,240	(30,018)

(b)	Changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Beginning balance	~~W~~	(30,018)	94,042
Changes in the unrealized fair value of available-for-sale investments		296,833	(263,972)
Reclassification to profit or loss upon disposal		(104,970)	(52)
Impairment of available-for-sale investments		222,725	100,357
Tax effects		(100,330)	39,607

Ending balance	~~W~~	284,240	(30,018)

26.	Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2016 and 2015 were as follows:

(shares, in millions of Won)	2016			2015
	Number of shares	Amount		Number of shares	Amount
Beginning	7,191,187	~~W~~	1,533,898	7,193,807	~~W~~	1,534,457
Disposal of treasury shares	(2,017)		(430)	(2,620)		(559)

Ending	7,189,170	~~W~~	1,533,468	7,191,187	~~W~~	1,533,898

72

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

27.	Retained Earnings

(a)	Retained earnings as of December 31, 2016 and 2015 are summarized as follows:

(in millions of Won)	2016		2015
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		726,667	1,106,667
Appropriated retained earnings for business expansion		37,910,500	36,710,500
Appropriated retained earnings for dividends		1,141,390	1,451,783
Unappropriated retained earnings		2,004,991	1,434,118

	~~W~~	42,943,050	41,862,570

73

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Statements of appropriation of retained earnings as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016		2015
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	444,537	280,498
Remeasurements of defined benefit plans		(768)	38,910
Interests of hybrid bonds		(43,832)	(43,574)
Interim dividends		(179,992)	(159,987)
(Dividends (ratio) per share
~~W~~2,250 (45%) in 2016
~~W~~2,000 (40%) in 2015)
Profit for the period		1,785,046	1,318,271

		2,004,991	1,434,118
Transfer from discretionary reserve
Reserve for research and manpower development		350,000	380,000
Appropriated retained earnings for dividends		193,717	310,393

		543,717	690,393
Appropriation of retained earnings
Divedends		459,987	479,974
(Dividends (ratio) per share
~~W~~5,750 (115%) in 2016
~~W~~6,000 (120%) in 2015)
Appropriated retained earnings for business expansion		1,600,000	1,200,000

		2,059,987	1,679,974

Unappropriated retained earnings carried forward to subsequent year	~~W~~	488,721	444,537

74

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

28.	Revenue

Details of revenue for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Sales of goods	~~W~~	24,147,416	25,428,226
Others		177,517	178,995

	~~W~~	24,324,933	25,607,221

29.	Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Wages and salaries	~~W~~	209,324	213,168
Expenses related to post-employment benefits		35,254	31,521
Other employee benefits		49,730	45,401
Travel		12,202	12,466
Depreciation		18,158	18,738
Amortization		56,031	52,649
Rental		60,609	68,569
Repairs		7,389	9,288
Advertising		73,823	73,827
Research & development •		83,057	94,074
Service fees		168,865	187,515
Supplies		5,257	5,162
Vehicles maintenance		6,142	6,788
Industry association fee		8,324	7,235
Training		16,886	16,996
Conference		3,920	5,364
Bad debt expenses		44,051	2,811
Others		30,255	38,874

	~~W~~	889,277	890,446

75

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	Selling expenses

Selling expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Freight and custody expenses	~~W~~	784,013	899,440
Operating expenses for distribution center		9,735	10,367
Sales commissions		86,818	79,715
Sales advertising		5,031	3,102
Sales promotion		5,511	5,781
Sample		936	1,393
Sales insurance premium		4,679	5,338

	~~W~~	896,723	1,005,136

30.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Administrative expenses	~~W~~	83,057	94,074
Production costs		317,466	341,582

	~~W~~	400,523	435,656

76

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

31.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Finance income
Interest income	~~W~~	89,863	91,350
Dividend income		144,451	450,974
Gain on foreign currency transactions		247,539	215,134
Gain on foreign currency translations		53,541	22,765
Gain on disposals of available-for-sale investments		131,007	58,171
Gain on valuation of derivatives		79,602	52,458
Others		10,477	5,554

	~~W~~	756,480	896,406

Finance costs
Interest expenses	~~W~~	154,864	232,130
Loss on foreign currency transactions		298,006	205,698
Loss on foreign currency translations		105,545	188,008
Impairment loss on available-for-sale investments		222,725	100,357
Loss on valuation of derivatives		81,408	1,613
Loss on derivative transactions		17,034	505
Others		2,929	6,258

	~~W~~	882,511	734,569

77

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

32.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	19,579	11,000
Gain on disposals of assets held for sale		6,814	409,578
Reversal of allowance for doubtful accounts		—	10,235
Reversal of provisions		12,475	—
Premium income		9,285	14,976
Gain on exemption of debts		9,665	—
Others		24,052	19,527

	~~W~~	81,870	465,316

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	93,536	90,852
Impairment loss on property, plant and equipment		58,388	70,674
Impairment loss on investment in subsidiaries, associates and joint ventures		184,283	327,776
Loss on disposals of assets held for sale		—	209,775
Impairment loss on assets held for sale		—	95,737
Other bad debt expenses		10,079	51
Contribution to provisions		—	2,174
Donations		34,324	49,854
Others(*1)		21,232	350,226

	~~W~~	401,842	1,197,119

(*1)	The Company paid ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the year ended December 31, 2015.

78

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

33.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2016 and 2015 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2016		2015
Changes in inventories(*1)	~~W~~	(109,406)	433,129
Raw materials and consumables used		12,853,852	13,785,536
Employee benefits expenses(*3)		1,644,415	1,580,980
Outsourced processing cost		2,035,578	2,139,554
Depreciation(*2)		2,061,408	2,065,521
Amortization		79,655	70,742
Electricity and water expenses		755,994	897,888
Service fees		246,205	255,944
Rental		79,840	87,589
Advertising		73,823	73,827
Freight and custody expenses		784,013	899,440
Sales commissions		86,818	79,715
Loss on disposals of property, plant and equipment		93,536	90,852
Impairment loss on property, plant and equipment		58,388	70,674
Impairment loss on investments in subsidiaries, associates and joint ventures		184,283	327,776
Other expenses		1,163,036	1,706,924

	~~W~~	22,091,438	24,566,091

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Wages and salaries	~~W~~	1,477,745	1,432,605
Expenses related to post-employment benefits		166,670	148,375

	~~W~~	1,644,415	1,580,980

79

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

34.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Current income taxes(*1)	~~W~~	472,264	375,615
Deferred income taxes		32,119	(52,799)
Items credited directly to equity		(100,095)	27,196

Income tax expense	~~W~~	404,288	350,012

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The calculated income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Profit before income tax expense	~~W~~	2,189,334	1,668,283
Income tax expense computed at statutory rate		529,357	403,263
Adjustments:
Tax credit		(22,948)	(137,294)
Over provisions from prior years		(19,325)	(39,785)
Investment in subsidiaries, associates and joint ventures		(72,776)	142,412
Tax effect due to permanent differences		(10,624)	(20,803)
Others		604	2,219

		(125,069)	(53,251)

Income tax expense	~~W~~	404,288	350,012

Effective tax rate (%)		18.5%	21.0%

80

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Net changes in unrealized fair value of available-for-sale investments	~~W~~	(100,330)	39,607
Remeasurements of defined benefit plans		245	(12,423)
Gain(loss) on disposal of treasury shares		(10)	12

	~~W~~	(100,095)	27,196

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016				2015
	December 31, 2015		Increase (decrease)	December 31, 2016	December 31, 2014	Increase (decrease)	December 31, 2015
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(11,049)	342	(10,707)	(12,413)	1,364	(11,049)
Reserve for technology developments		(175,853)	84,700	(91,153)	(255,713)	79,860	(175,853)
PPE - Depreciation		(33,229)	15,436	(17,793)	(39,151)	5,922	(33,229)
Prepaid expenses		19,150	508	19,658	17,427	1,723	19,150
PPE - Revaluation		(1,387,331)	(130,647)	(1,517,978)	(1,213,709)	(173,622)	(1,387,331)
Gain or loss on foreign currency translation		(8,121)	18,918	10,797	(48,414)	40,293	(8,121)
Defined benefit obligations		224,379	14,998	239,377	216,146	8,233	224,379
Plan assets		(245,036)	(24,221)	(269,257)	(221,216)	(23,820)	(245,036)
Accrued revenue		(2,160)	(426)	(2,586)	(878)	(1,282)	(2,160)
Impairment loss		238,678	111,775	350,453	104,810	133,868	238,678
Difference in acquisition costs of treasury shares		62,116	(17)	62,099	62,139	(23)	62,116
Others		89,104	78,585	167,689	95,271	(6,167)	89,104

		(1,229,352)	169,951	(1,059,401)	(1,295,701)	66,349	(1,229,352)

Deferred tax from tax credit
Tax credit carry-forward		173,177	(90,965)	82,212	213,911	(40,734)	173,177
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		9,584	(100,330)	(90,746)	(30,023)	39,607	9,584
Remeasurements of defined benefit plans		51,724	245	51,969	64,147	(12,423)	51,724

		61,308	(100,085)	(38,777)	34,124	27,184	61,308

	~~W~~	(994,867)	(21,099)	(1,015,966)	(1,047,666)	52,799	(994,867)

81

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Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	Deferred tax assets (liabilities) as of December 31, 2016 and 2015 are as follows:

(in millions of Won)	2016				2015
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	(10,707)	(10,707)	—	(11,049)	(11,049)
Reserve for technology developments		—	(91,153)	(91,153)	—	(175,853)	(175,853)
PPE - Depreciation		17,139	(34,932)	(17,793)	10,314	(43,543)	(33,229)
Prepaid expenses		19,658	—	19,658	19,150	—	19,150
PPE - Revaluation		—	(1,517,978)	(1,517,978)	—	(1,387,331)	(1,387,331)
Gain or loss on foreign currency translation		88,263	(77,466)	10,797	106,067	(114,188)	(8,121)
Defined benefit obligations		239,377	—	239,377	224,379	—	224,379
Plan assets		—	(269,257)	(269,257)	—	(245,036)	(245,036)
Accrued revenue		—	(2,586)	(2,586)	—	(2,160)	(2,160)
Impairment loss		350,453	—	350,453	238,678	—	238,678
Difference in acquisition costs of treasury shares		62,099	—	62,099	62,116	—	62,116
Others		232,084	(64,395)	167,689	144,266	(55,162)	89,104

		1,009,073	(2,068,474)	(1,059,401)	804,970	(2,034,322)	(1,229,352)

Deferred tax from tax credit
Tax credit carry-forward		82,212	—	82,212	173,177	—	173,177
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		28,629	(119,375)	(90,746)	39,091	(29,507)	9,584
Remeasurements of defined benefit plans		51,969	—	51,969	51,724	—	51,724

		80,598	(119,375)	(38,777)	90,815	(29,507)	61,308

	~~W~~	1,171,883	(2,187,849)	(1,015,966)	1,068,962	(2,063,829)	(994,867)

82

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

35. Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2016 and 2015 are as follows:

(in Won, except per share information)	2016		2015
Profit for the period	~~W~~	1,785,045,916,393	1,318,271,459,610
Interests of hybrid bonds		(33,225,163,081)	(33,029,632,499)
Weighted-average number of common shares outstanding(*1)		79,996,389	79,993,834
Basic and diluted earnings per share	~~W~~	21,899	16,067

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	2016	2015
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,190,446)	(7,193,001)

Weighted-average number of common shares outstanding	79,996,389	79,993,834

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2016 and 2015, diluted earnings per share is equal to basic earnings per share.

83

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

36. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2016 and 2015 were as follows:

1)	For the year ended December 31, 2016

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	29,511	16,661	8	183,768	—	24,511
POSCO Processing&Service		1,212,220	5,778	549,803	2,896	22,704	2,445
POSCO COATED & COLOR STEEL Co., Ltd.		326,078	2,560	—	—	12,232	126
POSCO ICT(*4)		1,224	727	—	219,301	32,456	171,107
eNtoB Corporation		—	5	278,016	9,836	212	19,436
POSCO CHEMTECH		319,164	33,784	502,448	14,847	290,427	5,139
POSCO ENERGY CO., LTD.		187,311	1,382	—	—	—	7
POSCO TMC Co., Ltd.(*5)		219,489	—	2	—	863	1,177
POSCO AST(*5)		152,098	1	—	—	19,695	922
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)(*6)		3,227,716	34,341	92,203	—	343	—
POSCO Thainox Public Company Limited		237,471	2,915	9,593	—	19	548
POSCO America Corporation		469,543	—	284	—	—	1,103
POSCO Canada Ltd.		275	—	148,528	—	—	—
POSCO Asia Co., Ltd.		1,758,080	1,373	403,174	247	939	3,602
Qingdao Pohang Stainless Steel Co., Ltd.		135,405	—	—	—	—	525
POSCO JAPAN Co., Ltd.		1,112,489	128	23,217	3,744	345	3,841
POSCO-VIETNAM Co., Ltd.		226,063	445	—	—	—	—
POSCO MEXICO S.A. DE C.V.		274,210	462	—	—	—	—
POSCO Maharashtra Steel Private Limited		355,829	2,613	—	—	—	93
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		149,911	—	—	—	—	—
Others		766,263	22,717	207,601	62,202	212,344	145,562

		11,160,350	125,892	2,214,877	496,841	592,579	380,144

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,245	48	3,533	244,898	16,812	8,146
SNNC		6,004	1,042	487,395	—	—	2
POSCO-SAMSUNG-Slovakia Processing center		44,686	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		26,625	13,122	175,246	—	—	—

		79,588	43,509	667,269	244,898	17,439	8,148

	~~W~~	11,239,938	169,401	2,882,146	741,739	610,018	388,292

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2016, the Company provided guarantees to related parties (Note 22).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the year ended December 31, 2016, it was merged into POSCO Processing&Service.
(*6)	During the year ended December 31, 2016, Daewoo International Corporation was renamed POSCO DAEWOO Corporation.

84

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	For the year ended December 31, 2015

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	4,441	145	19	427,760	2,250	37,488
POSCO Processing&Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel(*1)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.(*1)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others(*2)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures
SeAH Changwon Integrated Special Steel(*1)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd.(*1)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		26,379	—	—	—	—	—
Others(*3,4)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	~~W~~	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	During the year ended December 31, 2015, it was reclassified from a subsidiary to an associate(Note 11).
(*2)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.
(*3)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.
(*4)	The Company has recovered loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company during the year ended December 31, 2015

85

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(b)	The related account balances of significant transactions with related companies as of December 31, 2016 and 2015 are as follows:

1)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

86

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

2)	December 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing&Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and jointventures
SeAH Changwon Integrated Special Steel		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

(c)	For the years ended December 31, 2016 and 2015, details of compensation to key management officers were as follows:

(in millions of Won)	2016		2015
Short-term benefits	~~W~~	27,682	35,459
Long-term benefits		11,956	11,304
Retirement benefits		6,960	10,238

	~~W~~	46,598	57,001

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

87

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

37.	Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2016, 144 million tons of iron ore and 22 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2016, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Western Fergana-Chenavard. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2016, the balances of the borrowing are USD 4.09 million.

(c)	As of December 31, 2016, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(d)	Litigation in progress

1)	Other lawsuits and claims

The Company is involved in 39 litigations for alleged damages aggregating to ~~W~~126 billion as of December 31, 2016 which arose in the ordinary course of business. The Company has recognized provisions for three of 39 litigations amounting to ~~W~~2.5 billion by estimating the outcome of such litigations reasonably. Except the three litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of December 31, 2016.

88

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

(e)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

38.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Trade accounts and notes receivable, net	~~W~~	(467,096)	413,310
Other accounts receivable		24,329	173,294
Inventories		(528,926)	941,293
Prepaid expenses		5,058	2,271
Other current assets		4,372	1,466
Long-term guarantee deposits		199	(142)
Other non-current assets		(60)	401
Trade accounts and notes payable		492,256	(198,411)
Other accounts payable		(397)	(180,727)
Accrued expenses		(6,756)	7,938
Advances received		(2,560)	(1,738)
Withholdings		8,728	2,429
Unearned revenue		(1,416)	16,800
Other current liabilities		(16,795)	(36,523)
Payment severance benefits		(92,478)	(84,492)
Plan assets		(112,603)	(59,044)

	~~W~~	(694,145)	998,125

39.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2016 and 2015 were as follows:

(in millions of Won)	2016		2015
Investment in subsidiaries transferred to assets held for sale	~~W~~	159,978	518,204
Acquisition of property, plant and equipment through finance lease		76,581	—
Acquisition of available-for-sale investment through exchanging shares		—	295,398
Financial guarantee liabilities		1,622	43,573

89

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2016 and 2015

40.	Business Combination

(a)	The Company merged with POSHIMETAL Co., Ltd. and POSCO Green Gas Technology during the year period ended December 31, 2016. The purpose of the business combination is to enhance shareholder’s value by increasing competence of the Company and maximizing efficiency of integrated operations through the synergy gained from the merger.

	POSHIMETAL Co., Ltd.	POSCO Green Gas Technology
Decision date of Board of Directors	2015.12.11	2016.02.19
Acquisition date	2016.03.01	2016.05.01

(b)	Since the merger between the controlling company and its subsidiaries, the assets acquired and liabilities assumed through the merger are measured at book value in the consolidated financial statements of the Company. The difference between considerations transferred and the book value of net assets recognized is reflected in capital surplus.

(in millions of Won)	POSHIMETAL Co., Ltd.		POSCO Green Gas Technology
Transfer price
Book value of existing ownership interest	~~W~~	2,966	682,600

Identifiable assets, acquired liabilities
Cash and cash equivalents		316	23,934
Trade accounts and note receivable, net		2,583	—
Inventories		35,113	9,227
Property, plant, equipment and intangible assets		231,848	1,059,901
Other assets		7,002	7,803
Trade accounts and note payable		(1,685)	—
Borrowings		(331,817)	(202,544)
Other payables		(2,931)	(226,602)
Other liabilities		(10,207)	(7,685)

Total identifiable net assets		(69,778)	664,034

Capital surplus arising from business combination
Decrease in capital surplus	~~W~~	72,744	18,566

90

Agenda 2: Election of Directors

- 2-1: Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Outside Directors of the Company.

•	Number of Outside Directors to be Elected: 3 Directors

•	Candidate

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Kim, Shin-Bae	October 15, 1954	Vice Chairman, SK Group Vice Chairman and CEO, SK C&C President, Korea IoT(Internet of Things) Association President and CEO, SK Telecom	None	None	2 Years
Director Candidate Recommendation Committee
Chang, Seung-Wha	June 5,1963	(Present) Professor of Law, Seoul National University (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration Appellate Body Member, World Trade Organization(WTO)	2016 Seoul National University (one)	None	3 Years
Director Candidate Recommendation Committee
Chung, Moon-Ki	March 1, 1959	(Present) Associate Professor in Accounting, Sungkyunkwan University Partner and Chief Quality Officer, Samil PwC Committee Member, Accounting Review Committee of Financial Supervisory Service	None	None	2 Years

- 2-2: Election of Audit Committee Members

[Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Audit Committee Members of the Company.

•	Number of Inside Director to be Elected: 2 Directors

•	Candidate

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Chang, Seung-Wha	June 5,1963	(Present) Professor of Law, Seoul National University (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration Appellate Body Member, World Trade Organization(WTO)	2016 Seoul National University (one)	None	3 Years
Director Candidate Recommendation Committee
Chung, Moon-Ki	March 1, 1959	(Present) Associate Professor in Accounting, Sungkyunkwan University Partner and Chief Quality Officer, Samil PwC Committee Member, Accounting Review Committee of Financial Supervisory Service	None	None	2 Years

- 2-3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint an Inside Directors of the Company.

•	Number of Inside Director to be Elected: 5 Directors

•	Candidate

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by

Kwon, Oh-Joon (CEO Candidate)	July 6, 1950	(Present) Representative Director and CEO, POSCO President and CTO, POSCO Senior Executive Vice President, POSCO	None	None	3 Years
Board of Directors
Oh, In-Hwan	September 15, 1958	(Present) Chief Operating Officer and Inside Director, POSCO Senior Executive Vice President and Inside Director, POSCO Executive Vice President, POSCO	None	None	1 Year
Board of Directors
Choi, Jeong-Woo	April 10, 1957	(Present) Senior Executive Vice President and Inside Director, POSCO Representative Director and Senior Executive Vice President, POSCO Daewoo Executive Vice President, POSCO	None	None	1 Year
Board of Directors
Chang, In-Hwa	August 17, 1955	(Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO Senior Vice President, POSCO	None	None	1 Year
Board of Directors
Yu, Seong	March 4, 1957	(Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO Senior Vice President, POSCO	None	None	1 Year

Agenda 3: Approval of Limit of Total Remuneration for Directors

[Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve Limit of the Total Remuneration for Directors in the 49th fiscal year.

•	The Limit (to be approved) of the Total Remuneration in the 50th fiscal year: KRW 10.0 billion

•	The Limit (approved) of the Total Remuneration in the 49th fiscal year: KRW 7.0 billion